UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42039

Viking Holdings Ltd

(Translation of registrant’s name into English)

94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report on Form 6-K shall be incorporated by reference into any registration statement filed by Viking Holdings Ltd (“VHL” or the “Company”) with the Securities and Exchange Commission (the “SEC”) that by its terms automatically incorporates the Company’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD and thousands, except per share data, unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Notes	2024	2023	2024	2023
Revenue
Cruise and land		$1,480,539	$1,355,701	$2,145,823	$1,939,578
Onboard and other		106,722	99,070	159,593	144,187
Total revenue	4	1,587,261	1,454,771	2,305,416	2,083,765

Cruise operating expenses
Commissions and transportation costs		(346,080)	(328,544)	(483,488)	(467,067)
Direct costs of cruise, land and onboard		(203,523)	(178,938)	(288,950)	(253,693)
Vessel operating		(328,998)	(324,861)	(610,088)	(588,070)
Total cruise operating expenses		(878,601)	(832,343)	(1,382,526)	(1,308,830)

Other operating expenses
Selling and administration		(220,593)	(195,649)	(440,411)	(401,319)
Depreciation, amortization and impairment	8	(61,141)	(63,311)	(126,052)	(126,010)
Total other operating expenses		(281,734)	(258,960)	(566,463)	(527,329)
Operating income		426,926	363,468	356,427	247,606

Non-operating income (expense)
Interest income		14,738	10,029	33,207	18,833
Interest expense		(100,623)	(173,334)	(218,112)	(296,927)
Currency gain (loss)		1,382	(11,541)	10,180	(14,982)
Private Placement derivative (loss) gain	13	(57,568)	27,101	(364,214)	66,260
Other financial loss		(121,568)	(23,707)	(146,523)	(40,273)
Income (loss) before income taxes		163,287	192,016	(329,035)	(19,483)
Income tax expense		(7,486)	(1,962)	(9,092)	(4,830)
Net income (loss)		$155,801	$190,054	$(338,127)	$(24,313)

Net income (loss) attributable to Viking Holdings Ltd		$155,652	$189,928	$(338,572)	$(24,300)
Net income (loss) attributable to non-controlling interests		$149	$126	$445	$(13)

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	15	364,787	221,936	293,362	221,936
Diluted	15	367,188	406,203	293,362	406,203
Net income (loss) per share attributable to ordinary and special shares
Basic	15	$0.37	$0.51	$(0.80)	$(0.01)
Diluted	15	$0.37	$0.46	$(0.80)	$(0.11)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in USD and thousands, unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Notes	2024	2023	2024	2023
Net income (loss)		$155,801	$190,054	$(338,127)	$(24,313)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations		1,186	12,435	3,850	12,676
Net change in cash flow hedges	18	(5,750)	(3,919)	(19,017)	(2,218)
Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods		(4,564)	8,516	(15,167)	10,458
Other comprehensive (loss) income, net of tax		(4,564)	8,516	(15,167)	10,458
Total comprehensive income (loss)		$151,237	$198,570	$(353,294)	$(13,855)

Total comprehensive income (loss) attributable to Viking Holdings Ltd		$151,091	$198,472	$(353,728)	$(13,817)
Total comprehensive income (loss) attributable to non-controlling interests		$146	$98	$434	$(38)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in USD and thousands, unaudited)

	Notes	June 30, 2024	December 31, 2023
			(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	8	$5,816,957	$5,684,315
Right-of-use assets		260,833	268,834
Investments in associated companies		10,414	10,473
Deferred tax assets		48,122	42,853
Other non-current assets		161,524	136,855
Total non-current assets		6,297,850	6,143,330
Current assets
Cash and cash equivalents	5	1,842,142	1,513,713
Accounts and other receivables	6	244,718	344,754
Inventories		52,646	54,602
Prepaid expenses and other current assets	7	539,048	427,202
Current receivables due from related parties	20	6,267	12,316
Total current assets		2,684,821	2,352,587
Total assets		$8,982,671	$8,495,917
Shareholders' equity and liabilities
Shareholders' equity		$(1,180,658)	$(5,349,879)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	10	1,603,075	1,757,372
Secured Notes	10	1,016,566	1,015,657
Long-term portion of Unsecured Notes	10	2,023,051	2,270,246
Private Placement liability	13	—	1,394,552
Private Placement derivative	13	—	2,640,759
Long-term portion of lease liabilities		215,385	227,956
Deferred tax liabilities		3,736	4,082
Other non-current liabilities	11	36,453	171,281
Total non-current liabilities		4,898,266	9,481,905
Current liabilities
Accounts payables		275,244	244,581
Short-term portion of bank loans and financial liabilities	10	190,805	253,020
Short-term portion of Unsecured Notes	10	249,198	—
Short-term portion of lease liabilities		24,658	24,670
Deferred revenue	4	3,823,353	3,486,579
Accrued expenses and other current liabilities	9	701,805	355,041
Total current liabilities		5,265,063	4,363,891
Total shareholders' equity and liabilities		$8,982,671	$8,495,917

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in USD and thousands, unaudited)

		Attributable to the equity holders of the parent
	Notes	Share capital	Share premium	Treasury shares	Other paid-in equity	Translation adjustment	Pension measurement adjustment	Cash flow hedge	Retained losses	Non-controlling interests	Total shareholders' equity
Balance at January 1, 2023		$2,253	$(44,565)	$—	$133,620	$(3,736)	$2,667	$7,589	$(3,594,507)	$3,262	$(3,493,417)
Net loss		—	—	—	—	—	—	—	(24,300)	(13)	(24,313)
Other comprehensive income	18	—	—	—	—	12,701	—	(2,218)	—	(25)	10,458
Total comprehensive loss		—	—	—	—	12,701	—	(2,218)	(24,300)	(38)	(13,855)
Dividend distribution	12	—	—	—	—	—	—	—	(24,624)	—	(24,624)
Stock based compensation	14	—	—	—	12,259	—	—	—	—	—	12,259
Income tax impact due to stock based compensation	14	—	—	—	14	—	—	—	—	—	14
Balance at June 30, 2023		$2,253	$(44,565)	$—	$145,893	$8,965	$2,667	$5,371	$(3,643,431)	$3,224	$(3,519,623)
Balance at January 1, 2024		$2,253	$(44,565)	$—	$178,492	$4,203	$(83)	$9,315	$(5,503,218)	$3,724	$(5,349,879)
Net loss		—	—	—	—	—	—	—	(338,572)	445	(338,127)
Other comprehensive loss	18	—	—	—	—	3,861	—	(19,017)	—	(11)	(15,167)
Total comprehensive loss		—	—	—	—	3,861	—	(19,017)	(338,572)	434	(353,294)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	2	110	243,817	—	—	—	—	—	—	—	243,927
Conversion of Series C Preference Shares to ordinary shares	13	1,843	4,401,090	—	—	—	—	—	—	—	4,402,933
Issuance of ordinary shares for vesting of restricted share units	14	163	—	—	(163)	—	—	—	—	—	—
Ordinary shares withheld related to restricted share units	14	—	—	(124,109)	—	—	—	—	—	—	(124,109)
Dividend distribution	12	—	—	—	—	—	—	—	(18,342)	(607)	(18,949)
Stock based compensation	14	—	—	—	7,058	—	—	—	—	—	7,058
Income tax impact due to stock based compensation	14	—	—	—	11,655	—	—	—	—	—	11,655
Balance at June 30, 2024		$4,369	$4,600,342	$(124,109)	$197,042	$8,064	$(83)	$(9,702)	$(5,860,132)	$3,551	$(1,180,658)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD and thousands, unaudited)

		Six Months Ended
		June 30,
	Notes	2024	2023
Cash flows from operating activities
Net loss		$(338,127)	$(24,313)
Adjustments to reconcile net loss to net cash flows
Depreciation, amortization and impairment	8	126,052	126,010
Amortization of debt transaction costs		16,815	19,679
Loss on planned redemption of debt		—	48,033
Private Placement derivative loss (gain)	13	364,214	(66,260)
Foreign currency (gain) loss on loans	10	(20,125)	1,918
Non-cash financial loss		145,317	44,996
Stock based compensation expense	14	7,058	12,259
Interest income		(33,207)	(18,833)
Interest expense		201,297	229,215
Dividend income		(442)	(2,042)
Changes in working capital:
Increase in deferred revenue	4	336,774	344,057
Changes in other liabilities and assets		84,839	90,540
Decrease (increase) in inventories		1,956	(5,144)
Changes in deferred tax assets and liabilities		6,040	(3,029)
Changes in other non-current assets and other non-current liabilities		(16,760)	11,876
Changes in related party receivables and payables		6,049	8,475
Income taxes paid		(4,931)	(3,988)
Net cash flow from operating activities		882,819	813,449
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	8	(251,828)	(519,176)
Capital contribution to associated company	20	(4,000)	(5,000)
Prepayment for vessel charter		(1,050)	(1,201)
Dividends received		442	2,042
Interest received		35,603	18,833
Net cash flow used in investing activities		(220,833)	(504,502)
Cash flows from financing activities
Repayment of borrowings	10	(206,874)	(132,899)
Proceeds from borrowings		—	1,069,088
Transaction costs incurred for borrowings	10	(4,698)	(51,291)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	2	243,927	—
Taxes paid related to net share settlement of equity awards	14	(124,109)	—
Dividend distribution	12	(18,949)	(24,624)
Trustee deposit for redemption of debt		—	(721,556)
Principal payments for lease liabilities		(12,574)	(10,610)
Interest payments for lease liabilities		(10,601)	(11,626)
Interest paid		(197,186)	(216,510)
Net cash flow used in financing activities		(331,064)	(100,028)
Change in cash and cash equivalents		330,922	208,919
Effect of exchange rate changes on cash and cash equivalents		(2,493)	2,321
Net increase in cash and cash equivalents		$328,429	$211,240
Cash and cash equivalents
Cash and cash equivalents at January 1	5	$1,513,713	$1,253,140
Cash and cash equivalents at June 30	5	1,842,142	1,464,380
Net increase in cash and cash equivalents		$328,429	$211,240

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(unaudited)

1.
CORPORATE INFORMATION

Viking Holdings Ltd (“VHL” or the “Company”) is a Bermuda company, incorporated on July 21, 2010, whose registered address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is registered in Bermuda as an exempted company and, pursuant to Section 14(3) of the Companies Act 1981, has perpetual succession. The Company’s majority shareholder is Viking Capital Limited (“VCAP”), which is registered in the Cayman Islands as an exempted company.

The principal business activity of the Company and its subsidiaries (the “Group”) is to engage in passenger shipping and other forms of passenger transport and as a tour entrepreneur for passengers and related activities in tourism.

The interim condensed consolidated financial statements of the Group (“interim financial statements”) for the three and six months ended June 30, 2024 were authorized for issuance by the Company’s Board of Directors on August 22, 2024.

Initial Public Offering

On May 3, 2024, the Company closed its initial public offering (the “IPO”) of its ordinary shares. The Company issued 11,000,000 ordinary shares, at a public offering price of $24.00 per share. The Company received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In addition, certain existing shareholders sold ordinary shares in the IPO.

Immediately prior to the consummation of the IPO, all outstanding preference shares and Series C Preference Shares converted to ordinary shares on a one-for-one basis (the “Conversion Event”). Additionally, all outstanding options for non-voting ordinary shares and all outstanding restricted share units (“RSUs”) for non-voting ordinary shares converted to options for ordinary shares and RSUs for ordinary shares, respectively, on a one-for-one basis. All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares. Additionally, in connection with the IPO, the Company adopted updated bye-laws (“Post IPO Bye Laws”). Following the IPO and in accordance with the Post IPO Bye Laws, the Company has two classes of authorized share capital: ordinary shares and special shares. Each ordinary share is entitled to one vote per share, and each special share is entitled to 10 votes per share.

As a result of the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO, the Private Placement liability and Private Placement derivative were derecognized with an offsetting amount recognized in equity. See Note 13.

All RSUs granted by the Company are subject to a liquidity vesting condition and some RSUs are also subject to a service condition. Upon the consummation of the IPO, the liquidity condition was satisfied, resulting in the vesting of 16,251,664 outstanding RSUs. In connection with the settlement of the RSUs that vested upon IPO, the Company withheld 5,171,224 ordinary shares and used $136.4 million of the net proceeds from the IPO to satisfy tax withholding and remittance obligations. As a result, the Company issued 11,080,440 ordinary shares in connection with the net settlement of RSUs that vested upon IPO. See Note 14.

Following the IPO, the Company has 431,603,528 total ordinary shares and special shares outstanding, comprised of 303,832,404 ordinary shares and 127,771,124 special shares. See Note 12.

2.
BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim financial statements for the three and six months ended June 30, 2024 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim financial statements are prepared based on the same accounting policies used in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023 (the “annual consolidated financial statements”).

The interim financial statements are unaudited and do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited consolidated financial statements and notes included in its final prospectus, dated April 30, 2024, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on May 2, 2024 (the “Prospectus”) in connection with the Company’s IPO.

The interim financial statements have been prepared on a historical cost basis, except for forward foreign currency contracts, financial assets and liabilities at fair value through profit or loss, the warrant liability and the Private Placement derivative, which are carried at fair value and are re-measured through the interim condensed consolidated statements of operations and the interim condensed consolidated statements of other comprehensive income (loss).

Except as otherwise noted, all amounts in the interim financial statements are presented in United States (“U.S.”) Dollars (“USD” or “$”) and all values are rounded to the nearest thousand ($000). The interim condensed consolidated statements of cash flows are prepared using the indirect method. The interim financial statements are based on the assumption of going concern.

On April 11, 2024, a 26-for-1 share split of the Company’s authorized and issued ordinary shares, special shares, preference shares, non-voting ordinary shares and Series C Preference Shares was effected by way of an increase in capital and bonus issue of 25 shares on each one outstanding share (the “26-for-1 share split”). Contractual agreements which settle in shares, including warrants and share-based payment arrangements, include anti-dilution provisions which provide for the automatic adjustment in the event of share splits. The Company has given retrospective effect to the 26-for-1 share split on all share and per-share amounts, including for such contractual arrangements that settle in shares, for all periods presented, including in Notes 12, 14 and 15.

New and amended standards and interpretations

The Group intends to adopt relevant new and amended accounting standards and interpretations when they become effective. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

In 2024, the Company adopted amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), related to the classification of liabilities as current or non-current. The IAS 1 amendments clarified that settlement of a liability includes settlement with the Company’s own equity instruments. As the warrants (see Note 9) settle in the Company’s own equity instruments, the amendments impacted the classification of the warrants.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1. IFRS 18 requires an entity to classify all income and expenses within its statement of operations into one of five categories: operating, investing, financing, income taxes and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing and income taxes” and “profit or loss.” IFRS 18 and the amendments to other standards are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this amendment.

Other than as described above, there are no standards, interpretations, or amendments issued but not yet effective, that are expected to have a material impact on the Group’s interim financial statements.

3.
SEASONALITY OF OPERATIONS

The Group’s results are seasonal because while the ocean, expedition and Mississippi products operate year-round, the primary cruising season for the river product is from April to October, although some of the river cruises run longer seasons. Additionally, the Group’s highest occupancy occurs during the Northern Hemisphere’s summer months. The Group recognizes cruise-related revenue over the duration of the cruise and expenses its marketing and employee costs when the related costs are incurred. As a result, the majority of the Group’s revenue and profits have historically been earned in the second and third quarters of each year, while the first and fourth quarters of each year have been closer to break even or a loss, as the Group’s selling and administration expenses are consistent throughout the year. Though the growth of the Group’s fleet of year-round products will continue to reduce the seasonality in future periods, the Group expects the seasonality trend of its revenue and profits to continue.

4.
REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

The table below disaggregates total revenue by reportable segment (see Note 16) for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
(in USD and thousands)
River	$891,747	$832,989	$1,057,178	$963,275
Ocean	573,225	529,917	1,020,905	927,549
Other	122,289	91,865	227,333	192,941
Total revenue	$1,587,261	$1,454,771	$2,305,416	$2,083,765

Total revenue for the three months ended June 30, 2024 increased by $132.5 million to $1,587.3 million from $1,454.8 million for the same period in 2023. Total revenue for the six months ended June 30, 2024 increased by $221.6 million to $2,305.4 million from $2,083.8 million for the same period in 2023. These increases were primarily due to higher revenue per passenger cruise day and an increase in passenger cruise days, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively. Additionally, for the six months ended June 30, 2024, the Group had an earlier season start for certain river vessels in Europe beginning in January.

Regional economic trends affect the Group’s revenue and cash flows. The table below disaggregates percentage of passengers by source market, which is the passenger’s home country or region, for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
North America	89.2%	90.0%	89.9%	90.4%
Australia	5.4%	4.5%	4.9%	4.3%
United Kingdom	3.8%	5.2%	4.1%	5.1%
Other	1.6%	0.3%	1.1%	0.2%
	100.0%	100.0%	100.0%	100.0%

The disaggregation by source market is similar across all reportable segments.

The Group’s vessels and ships primarily operate in Europe.

Deferred revenue (contract liability)

As of June 30, 2024 and December 31, 2023, deferred revenue was $3,823.4 million and $3,486.6 million, respectively. Of the $3,823.4 million deferred revenue balance as of June 30, 2024, $83.7 million related to Risk Free Vouchers and $15.2 million related to Premium Cruise Vouchers. The terms of the Risk Free Vouchers and Premium Cruise Vouchers are described in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023.

5.
CASH AND CASH EQUIVALENTS

A summary of the Group’s cash and cash equivalents as of June 30, 2024 and December 31, 2023 is outlined below:

	June 30, 2024	December 31, 2023
(in USD and thousands)
Cash at bank and in hand	$1,657,648	$1,481,370
Credit card receivables	184,494	32,343
Total	$1,842,142	$1,513,713

As of June 30, 2024 and December 31, 2023, cash at bank and in hand included $143.7 million and $148.2 million, respectively, subject to restrictions on use arising from contracts with third parties.

6.
ACCOUNTS AND OTHER RECEIVABLES

A summary of the Group’s accounts and other receivables as of June 30, 2024 and December 31, 2023 is outlined below:

	June 30, 2024	December 31, 2023
(in USD and thousands)
Credit card receivables	$112,920	$207,374
Accounts receivable	56,755	49,988
Yard receivables	33,985	19,932
Indirect tax receivables	29,133	41,982
Other	11,925	25,478
Total	$244,718	$344,754

Credit card receivables that are not classified as cash and cash equivalents are included in accounts and other receivables. Credit card receivables represent amounts subject to a priority claim from credit card processors.

Accounts receivable includes insurance receivables, vendor receivables, airline receivables and passenger receivables.

7.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of the Group’s prepaid expenses and other current assets as of June 30, 2024 and December 31, 2023 is outlined below:

	June 30, 2024	December 31, 2023
(in USD and thousands)
Air	$309,285	$161,992
Commissions	51,327	39,766
Operating, product and administration costs	51,094	57,181
Restricted cash	40,370	75,786
Credit card fees	38,448	32,531
Debt transaction costs	18,807	12,332
Advertising	11,441	10,470
Cash deposits	10,487	20,498
Other	7,789	16,646
Total	$539,048	$427,202

Air increased as of June 30, 2024, compared to December 31, 2023, primarily due to the timing of air ticket purchases and seasonality of the Group’s operations.

Restricted cash relates to deposits required by certain credit card processors. The deposits, which decreased as of June 30, 2024, compared to December 31, 2023, are based on various factors as determined by the credit card processors.

8.
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Movements in property, plant and equipment and intangible assets during the six months ended June 30, 2024 are outlined below:

(in USD and thousands)	River Vessels & Equipment	Ocean and Expedition Ships & Equipment	River Vessels under Construction	Ocean Ships under Construction	Office Equipment	Land & Buildings	Other Fixed Assets	Intangible Assets, including Goodwill	Total
Cost as of January 1, 2024	$2,621,214	$4,001,330	$111,919	$298,057	$21,486	$21,786	$53,308	$171,145	$7,300,245
Additions	24,192	1,461	112,547	101,183	554	1,676	72	10,143	251,828
Disposals	(4,388)	—	—	—	(2,517)	(506)	—	(23,642)	(31,053)
Reclassified from right-of-use-assets	—	95	—	—	—	—	—	—	95
Effect of currency translation	(2,096)	—	(79)	—	(76)	(538)	(34)	(135)	(2,958)
Cost as of June 30, 2024	$2,638,922	$4,002,886	$224,387	$399,240	$19,447	$22,418	$53,346	$157,511	$7,518,157
Accumulated depreciation, amortization and impairment as of January 1, 2024	$(983,491)	$(463,098)	$—	$—	$(15,482)	$(8,546)	$(36,293)	$(109,020)	$(1,615,930)
Depreciation and amortization	(41,796)	(58,977)	—	—	(1,559)	(365)	(936)	(9,644)	(113,277)
Depreciation and amortization of disposals	703	—	—	—	2,517	—	—	23,635	26,855
Reclassified from right-of-use-assets	—	(95)	—	—	—	—	—	—	(95)
Effect of currency translation	808	—	—	—	55	249	11	124	1,247
Accumulated depreciation, amortization and impairment as of June 30, 2024	$(1,023,776)	$(522,170)	$—	$—	$(14,469)	$(8,662)	$(37,218)	$(94,905)	$(1,701,200)
Net book value
As of January 1, 2024	$1,637,723	$3,538,232	$111,919	$298,057	$6,004	$13,240	$17,015	$62,125	$5,684,315
As of June 30, 2024	$1,615,146	$3,480,716	$224,387	$399,240	$4,978	$13,756	$16,128	$62,606	$5,816,957

River vessels

River vessels and equipment and river vessels under construction include amounts attributable to the Group’s river fleet, including vessels improvements and equipment for the Viking Mississippi. In 2012, the Group launched the Longship (“Longship”) series of vessels. As of June 30, 2024, the Group’s river fleet consisted of 81 river vessels, of which 58 are Longships, 10 are small classes based on the Longship design, 11 are other river vessels and two are river vessel charters, including the Viking Mississippi.

During the six months ended June 30, 2024, additions to river vessels and equipment included $24.2 million in improvements to river vessels.

During the six months ended June 30, 2024, there were $112.5 million in additions to river vessels under construction, of which $75.9 million related to progress payments for eight Longships, two Longships-Seine and one Longship-Douro under construction scheduled for delivery in 2025 and 2026 and $36.6 million related to Egypt river vessels under construction scheduled for delivery between 2024 and 2026.

Ocean and expedition ships

In 2015, the Group took delivery of its first ocean ship and as of June 30, 2024, the Group had a fleet of nine ocean ships. In 2021, the Group took delivery of its first expedition ship, which is designed for sailings in the polar regions and the Great Lakes of North America. As of June 30, 2024, the Group had a fleet of two expedition ships.

During the six months ended June 30, 2024, the Group capitalized $101.2 million in ocean ships under construction primarily related to ocean shipyard progress payments, consisting of $22.1 million for the Viking Vesta, $24.7 million for Ship XIII, $24.8 million for Ship XIV, $25.4 million for Ship XV and $4.0 million in other costs.

The Group did not identify any impairment indicators related to property, plant and equipment and intangible assets as of June 30, 2024 and December 31, 2023. The Group’s conclusions regarding the valuation of its property, plant and equipment and intangible assets may change in future periods if factors or circumstances cause the Group to revise its assumptions in future periods, including related to inflation and rising interest rates. The Group’s future cash flows may be impacted by climate related risks, including environmental changes or more stringent environmental regulations. Such changes may impact accounting estimates in future periods, which incorporate forecasted financial performance.

9.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of the Group’s accrued expenses and other current liabilities as of June 30, 2024 and December 31, 2023 is outlined below:

	June 30, 2024	December 31, 2023
(in USD and thousands)
Warrant liability	$281,000	$—
Interest payable	90,749	97,387
Payroll and employee costs	64,359	25,830
Operating costs	51,515	55,880
Product and commission costs	35,305	34,124
Marketing expenses	31,799	30,681
Indirect taxes payable	28,959	18,250
Overhead costs	25,852	23,368
Air costs	22,358	11,787
Travel protection cancellation reserve	12,364	9,591
Other	57,545	48,143
Total	$701,805	$355,041

In February 2021, the Company issued two warrants for 8,733,400 ordinary shares to VCAP, with each warrant being for 4,366,700 ordinary shares. The vesting period of the warrants commenced on the date of issuance and ends on the later of five years from the date of issuance or upon the sale of all of TPG’s or CPP Investments’ equity in the Company. Each warrant is tied to either TPG VII Valhalla Holdings, L.P. (“TPG”) and CPP Investment Board PMI-3 Inc. (“CPP Investments”) equity in the Company and the number of warrants that vest is based on either the proceeds to TPG or CPP Investments upon a sale of their equity in the Company or the trading price of the Company’s ordinary shares starting 180 days after the IPO. The number of warrants that vest depends on the proceeds or trading price, as applicable, per ordinary share, with 0% vesting at $15.38 or lower price per ordinary share and 100% vesting at $23.08 or higher price per ordinary share, and linear vesting between $15.38 and $23.08 per ordinary share. The warrants have an exercise price of $0.01.

The warrants are accounted for as a financial liability because the terms require the Company to potentially issue a variable number of ordinary shares in the future. The warrant liability is carried at fair value with changes in value recognized through the interim condensed consolidated statements of operations. The fair value of the warrant liability increased from December 31, 2023 to June 30, 2024 as a result of the increase in the Company’s ordinary share price. For the three months ended June 30, 2024 and 2023, the Company recognized losses of $123.0 million and $2.3 million, respectively, on the remeasurement of the warrant liability. For the six months ended June 30, 2024 and 2023, the Company recognized a loss of $146.7 million and a gain of $1.8 million, respectively, on the remeasurement of the warrant liability. The warrant liability is included in other non-current liabilities on the interim condensed consolidated statement of financial position as of December 31, 2023. See Note 11.

The changes in accrued expenses and other current liabilities are based on the timing of accruals for goods and services and payments.

10.
LOANS AND FINANCIAL LIABILITIES

A summary of the Group’s loans and financial liabilities recorded at amortized cost as of June 30, 2024 and December 31, 2023 is outlined below:

Loans and financial liabilities

		June 30, 2024	December 31, 2023
Loans and Financial Liabilities	Vessels and Ships Financed and Mortgaged	(in USD and thousands)
€54.2 million loan, variable base rate plus 2.4%, due 2025	Viking Baldur, Viking Magni	$19,467	$21,740
€236.1 million loan, variable at SOFR plus CAS and 2.0%, due through 2024	Viking Hermod, Viking Buri, Viking Heimdal, Viking Delling, Viking Lif	—	12,619
€20.3 million loan, variable base rate plus 2.4%, due 2026	Viking Kvasir	13,401	14,414
€288.9 million loan, variable at SOFR plus CAS and 2.0%, due through 2025	Viking Hlin, Viking Kara, Viking Mani, Viking Eir, Viking Lofn, Viking Vidar, Viking Skirnir, Viking Modi, Viking Gefjon, Viking Ve, Viking Mimir, Viking Vili	—	35,368
€225.8 million loan, fixed at 4.73% or variable at SOFR plus CAS and 2.0%, due through 2027	Viking Alruna, Viking Egil, Viking Kadlin, Viking Rolf, Viking Tialfi, Viking Vilhjalm, Viking Herja, Viking Hild, Viking Sigrun, Viking Einar	37,807	83,017
$53.5 million loan, fixed at 5.12%, due 2025	Viking Idi refinancing, Viking Astrild, Viking Beyla	16,391	18,398
$40.0 million loan, fixed at 5.43%, due 2027	Viking Hemming, Viking Osfrid and Viking Torgil refinancing	17,500	20,000
$102.0 million loan, fixed at 5.22% - 5.26%, due 2028	Viking Vali, Viking Tir, Viking Ullur, Viking Sigyn	57,788	63,531
$15.1 million loan, variable base rate plus 2.35%, due 2029	Viking Helgrim	10,192	11,029
€153.2 million loan, variable at SOFR plus CAS and 1.30% - 1.40%, due through 2029	Viking Hervor, Viking Gersemi, Viking Kari, Viking Radgrid, Viking Skaga, Viking Fjorgyn	95,460	129,222
€53.6 million loan, variable at SOFR plus CAS and 1.30% - 1.40%, due through 2029	Viking Gymir, Viking Egdir	41,134	50,109
$291.2 million financial liability, due 2030	Viking Orion	216,932	223,896
$290.2 million financial liability, due 2031	Viking Jupiter	228,129	234,840
$255.7 million financial liability, variable at SOFR plus CAS and 3.0%, due 2033	Viking Octantis	223,752	230,145
$299.5 million financial liability, due 2034	Viking Mars	277,628	283,312
€316.6 million loan, fixed at 1.81%, due 2034	Viking Neptune	296,928	320,367
€316.6 million loan, fixed at 1.87%, due 2035	Viking Saturn	311,067	334,930
€6.2 million loan, fixed at 0.3%, due 2026		3,003	3,777
20.0 million CHF loan, fixed at 1.5% - 2.0%, due 2027		12,984	15,847
Gross bank loans and financial liabilities		$1,879,563	$2,106,561
Less: Unamortized loan and financial liability fees		(85,683)	(96,169)
Total bank loans and financial liabilities		$1,793,880	$2,010,392
Less: Short-term portion of bank loans and financial liabilities		(190,805)	(253,020)
Long-term portion of bank loans and financial liabilities		$1,603,075	$1,757,372

River vessel financing

Hermes Financing

Euler Hermes Aktiengesellschaft (“Hermes”) manages the official export credit guarantee scheme on behalf and for the account of the German Federal Government. Subsidiaries of the Group have loan agreements with lender groups for which Hermes has provided guarantees equal to 95% of the loan amounts (the “Hermes Financing”). The Hermes Financing includes the €236.1 million loan, the €288.9 million loan, the €225.8 million loan, the €153.2 million loan and the €53.6 million loan. All loans that are part of the Hermes Financing are denominated in euros (“EUR” or “€”) at drawdown dates and are converted to USD based on the prevailing exchange rates two days before drawdown and have a term of eight and a half years from the drawdown dates with semi-annual payments. The Group selected fixed or variable rate financing for each of the drawdowns. Viking River Cruises Ltd (“VRC”), a subsidiary of the Group, has also issued a corporate guarantee for the obligations related to these loans. The variable rate is based on Term Secured Overnight Financing Rate (“SOFR”) plus the Credit Adjustment Spread (“CAS”) and a margin. The Hermes Financing contains customary insurance and loan to value requirements and negative covenants subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness, dividends and other distributions.

In 2020 and 2021, the Group amended the Hermes Financing to defer principal payments due from April 2020 to March 2022 (the “deferral period”). Under the amended terms of the agreements, at each date within the deferral period that a principal payment was due, the Group made the principal payments with drawdowns of new tranches on the existing loans (“deferred tranches”). The deferred tranches had variable interest rates and were to be repaid semi-annually over a three to five year term beginning after the end of the deferral period, or could be repaid earlier. In connection with the amendments to these loan agreements, Viking Cruises Ltd (“VCL”), a wholly owned subsidiary of the Company, became an additional guarantor of the loans while the deferred tranches were outstanding. In June 2024, the Group made prepayments totaling $73.1 million on the remaining balance of all deferred tranches outstanding under the Hermes Financing, thereby fully extinguishing the deferred tranches and terminating the VCL guarantees of these amounts. For the three and six months ended June 30, 2024, the Group recognized non-recurring charges in interest expense of $1.2 million related to the write off of unamortized loan fees for the deferred tranches.

The Hermes Financing also has financial maintenance covenants that require VRC, as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity, which includes cash and cash equivalents, marketable securities and receivables from credit card processors, equal to or greater than $75.0 million. As of June 30, 2024, VRC and VRC AG were in compliance with these financial maintenance covenants.

€54.2 Million Loan

In January 2013, the Group entered into a loan agreement for €54.2 million to finance the Viking Baldur and Viking Magni and to refinance the Viking Legend (all amounts related to the Viking Legend have since been repaid). The €54.2 million loan was converted to USD based on the prevailing exchange rates two days prior to the dates of drawdown and has a term of 10 years from drawdown dates with monthly payments and a balloon payment due upon maturity of the loan. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the €54.2 million loan for principal payments due from April 2020 through March 2022 and extended the maturity date of the loan by a total of 25 months.

€20.3 Million Loan

In April 2014, the Group entered into a loan agreement for €20.3 million to finance the Viking Kvasir. The €20.3 million loan was converted to USD based on the prevailing exchange rates two days prior to the date of drawdown, and has a term of 10 years from the drawdown date with monthly payments and a balloon payment due upon maturity of the loan. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the €20.3 million loan for principal payments due from April 2020 through March 2022 and extended the maturity date of the loan by a total of two years.

$53.5 Million Loan

In March 2015, the Group entered into a loan agreement for $53.5 million to finance the Viking Astrild and the Viking Beyla and to refinance the Viking Idi. The $53.5 million loan has a term of 10 years from drawdown dates with quarterly installments and a balloon payment due upon maturity of the loan. The loan has fixed rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

$40.0 Million Loan

In December 2017, the Group entered into a loan agreement for $40.0 million to refinance three vessels operating in Portugal, the Viking Hemming, Viking Osfrid and Viking Torgil. The $40.0 million loan has a term of eight years from drawdown date with quarterly payments. The loan has fixed rate financing. The loan also includes customary insurance requirements. VCL issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group amended the $40.0 million loan to defer principal payments due from June 2020 through March 2022 and extended the maturity date of the loan by a total of two years.

$102.0 Million Loan

In December 2017, the Group entered into a loan agreement for $102.0 million to finance the Viking Vali, Viking Tir, Viking Sigyn and Viking Ullur. The $102.0 million loan has a term of eight and half years from drawdown date with monthly payments. The loan has fixed rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group amended the $102.0 million loan to defer principal payments due from June 2020 through May 2022. As a result of the deferrals in 2020 and 2021, the maturity date of the loan was extended by a total of one year and the remaining monthly principal payment amounts increased.

$15.1 Million Loan

In April 2019, the Group entered into a loan agreement for $15.1 million to refinance the Viking Helgrim. The $15.1 million loan has a term of 10 years from the drawdown date with monthly payments. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the $15.1 million loan for principal payments due from May 2020 through March 2022, which increased all remaining monthly principal payment amounts. These deferrals did not extend the maturity date of the loan.

Other loans

€6.2 Million Loan

In July 2020, the Group entered into a loan agreement for €6.2 million and drew down the full amount, of which 90% is guaranteed by the French government. The loan has a fixed interest rate and is denominated in euros. In March 2021, the Group selected a five year repayment term, with quarterly payments from the selection date.

20.0 Million CHF Loan

In the third quarter of 2020, the Group obtained a credit facility for 20.0 million Swiss Francs (“CHF”), of which 85% is guaranteed by the Swiss government, due December 2024, denominated in CHF with semi-annual payments beginning in 2021. In 2021, the Group amended the credit facility, which extended the due date to 2027 and reduced the amount of each semi-annual payment beginning in the first quarter of 2022. The credit facility contains customary requirements including, without limitation, covenants restricting indebtedness.

Ocean and Expedition Ship Financing

Charter Financing

The Group previously entered into charter agreements to finance the Viking Orion, Viking Jupiter, Viking Octantis and Viking Mars. The charter agreements are accounted for as financial liabilities. The charter rates for the Viking Orion, Viking Jupiter and Viking Mars are designated as fixed rate charters. The charter rate for the Viking Octantis is designated as a variable rate charter, which is based on SOFR plus the CAS and a margin. The charter periods are 144 months beginning from the delivery date of each ship and include a purchase obligation at the end of the charter term, with an option to purchase the ship beginning on the third anniversary of the charter commencement date. VCL issued a corporate guarantee for these arrangements. The Group took delivery of the Viking Orion in June 2018, Viking Jupiter in February 2019, Viking Octantis in December 2021 and Viking Mars in May 2022.

SACE Financing

SACE SpA (“SACE”), which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provides an insurance policy to the lenders covering 100% of the principal and interest of a facility amount. Eight subsidiaries of the Group each have a loan agreement for which SACE has provided an insurance policy to the lenders covering 100% of the principal and interest of the facility amount (the “SACE Financing”). Each loan will be drawn down upon delivery of the related ocean ship. All loans that are part of the SACE Financing are for up to 80% of the newbuild’s contract price, including certain change orders, plus 100% of the Export Credit Agency premium (the “Facility”). The interest rate for each of these loans is fixed and the loans have a term of 12 years from the drawdown date with semi-annual payments, the first of which is due six months after the drawdown at delivery. VCL and Viking Ocean Cruises II Ltd (“VOC II”), a subsidiary of the Group, have jointly and severally guaranteed each of these loans. As of June 30, 2024, the outstanding SACE Financing includes the €316.6 million Neptune loan and the €316.6 million Saturn loan. For the Viking Vela, Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI, the SACE Financing will be available for drawdown in USD.

The Group took delivery of the Viking Neptune and Viking Saturn in November 2022 and April 2023, respectively.

As the principal amounts of both the €316.6 million Neptune and the €316.6 million Saturn loans are outstanding in euros, the loan balances at each period end are translated to USD with changes recognized through currency gain (loss) in the interim condensed consolidated statements of operations. For the three months ended June 30, 2024 and 2023, the translation resulted in a net currency gain of $4.6 million and $4.1 million, respectively, and a net decrease to the loan balances of $4.6 million and $4.1 million, respectively. For the six months ended June 30, 2024 and 2023, the translation resulted in a currency gain of $19.0 million and a net currency loss of $1.3 million, respectively, resulting in a decrease to the loan balances of $19.0 million and a net increase to the loan balances of $1.3 million, respectively.

Ocean cruise financial liability deposit

The Viking Orion charter agreement requires the Group to maintain a minimum of $6.5 million in a financial liability deposit throughout the charter period, which is included in cash and cash equivalents on the interim condensed consolidated statements of financial position.

Undrawn borrowing facilities

As of June 30, 2024, the Group had the SACE Financing for the Viking Vela, Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI. The Group has also entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships-Seine scheduled for delivery in 2025 and 2026. VRC and VCL issued corporate guarantees for the two €167.5 million loans. These loan agreements will be drawn down on the delivery of each ship or vessel. See Note 17.

Secured Notes

		June 30, 2024	December 31, 2023
Notes	Collateral	(in USD and thousands)
$675.0 million Secured Notes, fixed 5.000% due 2028	Viking Star, Viking Sea and Viking Sky	$675,000	$675,000
$350.0 million Secured Notes, fixed 5.625% due 2029	Viking Venus	350,000	350,000
Gross Secured Notes		$1,025,000	$1,025,000
Less: Secured Notes fees and discounts		(8,434)	(9,343)
Total Secured Notes		$1,016,566	$1,015,657

$675.0 Million 2028 Secured Notes

In February 2018, VOC Escrow Ltd, a wholly owned subsidiary that was subsequently merged into Viking Ocean Cruises Ltd, issued $675.0 million in principal amount of its 5.000% Senior Secured Notes due 2028 (the “2028 Secured Notes”) with semi-annual interest payments. The 2028 Secured Notes are guaranteed on a senior unsecured basis by VCL and on a senior secured basis by Viking Ocean Cruises Ship I Ltd, Viking Ocean Cruises Ship II Ltd and Viking Sea Ltd. The 2028 Secured Notes are secured on a first priority basis by mortgages granted by Viking Ocean Cruises Ship I Ltd, Viking Ocean Cruises Ship II Ltd and Viking Sea Ltd over the Viking Star, Viking Sky and Viking Sea, respectively, and certain of their other ship related assets.

$350.0 Million 2029 Secured Notes

In February 2021, Viking Ocean Cruises Ship VII Ltd (“Ship VII”), a wholly owned subsidiary, issued $350.0 million in principal amount of its 5.625% Senior Secured Notes due 2029 (the “2029 Secured Notes” and collectively with the 2028 Secured Notes, the “Secured Notes”) with semi-annual interest payments. The net proceeds from the 2029 Secured Notes were used to pay the remaining contract price for the Viking Venus. The 2029 Secured Notes are secured on a first priority basis by a mortgage granted by Ship VII over the Viking Venus and certain of its other ship related assets. The 2029 Secured Notes are guaranteed on a senior unsecured basis by VCL.

The indentures governing the Secured Notes contain customary negative covenants applicable to VCL and its restricted subsidiaries, subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. In addition, the indentures governing the Secured Notes contain a cross-default provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the Secured Notes. Pursuant to the indentures governing the Secured Notes, the issuers or the guarantors also entered into security documents containing customary insurance requirements.

The Secured Notes do not contain any financial maintenance covenants.

Unsecured Notes

		June 30, 2024	December 31, 2023
Notes	Purpose	(in USD and thousands)
$250.0 million VCL Notes, fixed 6.250% due 2025	General corporate purposes, including without limitation working capital, capital expenditures, repayment of outstanding indebtedness and the acquisition of river vessels or ocean ships	$250,000	$250,000
$825.0 million VCL Notes, fixed 5.875% due 2027	To fund the tender offer and redemption of the 2022 VCL Notes and general corporate purposes	825,000	825,000
$500.0 million VCL Notes, fixed 7.000% due 2029	General corporate purposes	500,000	500,000
$720.0 million VCL Notes, fixed 9.125% due 2031	To fund the redemption of the 13.000% Senior Secured Notes due 2025	720,000	720,000
Gross Unsecured Notes		$2,295,000	$2,295,000
Less: Unsecured Notes fees and discounts, net of premiums		(22,751)	(24,754)
Total Unsecured Notes		$2,272,249	$2,270,246
Less: Short-term portion of Unsecured Notes		(249,198)	—
Long-term portion of Unsecured Notes		$2,023,051	$2,270,246

$250.0 Million 2025 VCL Notes

In May 2015, VCL issued $250.0 million in principal of the 6.250% Senior Notes due 2025 (the “2025 VCL Notes”) with semi-annual interest payments. Certain of the Group’s subsidiaries jointly and severally guarantee the 2025 VCL Notes on a senior basis.

$825.0 Million 2027 VCL Notes

In September 2017, VCL issued $550.0 million in principal of the 5.875% Senior Notes due 2027 (the “2027 VCL Notes”) with semi-annual interest payments. In February 2018, VCL issued $275.0 million in principal amount of additional 2027 VCL Notes. The 2027 VCL Notes are guaranteed by the same subsidiaries that guarantee the 2025 VCL Notes.

$500.0 Million 2029 VCL Notes

In 2021, VCL issued $500.0 million in principal amount of its 7.000% Senior Notes due 2029 (the “2029 VCL Notes”) with semi-annual interest payments. The 2029 VCL Notes are guaranteed by the same subsidiaries that guarantee the 2025 VCL Notes and the 2027 VCL Notes, except for Viking Catering AG.

$720.0 Million 2031 VCL Notes

In June 2023, VCL issued $720.0 million in principal amount of its 9.125% Senior Notes due 2031 (the “2031 VCL Notes” and, together with the 2025 VCL Notes, the 2027 VCL Notes and the 2029 VCL Notes, the “Unsecured Notes”) with semi-annual interest payments. The 2031 VCL Notes are guaranteed by the same subsidiaries that guarantee the 2025 VCL Notes and the 2027 VCL Notes, except for Viking Catering AG and Passenger Fleet LLC.

The indentures governing the Unsecured Notes contain customary negative covenants applicable to VCL and its restricted subsidiaries, subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. In addition, the indentures governing the Unsecured Notes contain a cross-default provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the Unsecured Notes.

The Unsecured Notes do not contain any financial maintenance covenants.

The indentures governing the Secured Notes and Unsecured Notes include covenants that generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric. As of June 30, 2024 and December 31, 2023, essentially all of the net assets of the subsidiaries of the Company, but excluding the Company itself, were restricted.

Revolving Credit Facility

In June 2024, VCL entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million (the “Revolving Credit Facility”). Loans under the Revolving Credit Facility will be based on either SOFR or a base rate, with such rate ranging from SOFR plus a margin of 1.50% to 2.50% for SOFR loans and from a base rate plus a margin of 0.50% to 1.50% for base rate loans. VCL will also pay a commitment fee between 0.30% to 0.35%, payable quarterly, on the average daily unused amount of the Revolving Credit Facility. Proceeds from the Revolving Credit Facility will be used to make revolving loans to VRC AG, an indirect wholly-owned subsidiary of VCL, pursuant to an intercompany revolving loan agreement, the proceeds of which will be used by VRC AG to finance ongoing working capital requirements and for other general corporate purposes. The obligations of VCL under the Revolving Credit Facility are guaranteed by certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the intercompany loan agreement with VRC AG, which is secured by the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. The Group capitalized debt transaction costs related to the Revolving Credit Facility totaling $4.7 million, which is included in prepaid expenses and other current assets and other non-current assets on the interim condensed consolidated statement of financial position as of June 30, 2024. As of June 30, 2024, the Group had no amounts drawn on the Revolving Credit Facility.

The Revolving Credit Facility contains affirmative and negative covenants that are customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and consolidations, indebtedness, liens, dividends, investments and transactions with affiliates. The Revolving Credit Facility also contains financial covenants that require VCL to maintain a leverage ratio and interest coverage ratio as per the levels specified in the credit agreement if the aggregate amount of outstanding loans under the Revolving Credit Facility exceeds a certain threshold.

11.
OTHER NON-CURRENT LIABILITIES

A summary of the Group’s other non-current liabilities as of June 30, 2024 and December 31, 2023 is outlined below:

	June 30, 2024	December 31, 2023
(in USD and thousands)
Travel protection payable	$29,670	$31,701
Warrant liability	—	134,270
Other	6,783	5,310
Total	$36,453	$171,281

Travel protection payable relates to the non-current portion of amounts payable to the insurance company that underwrites certain parts of the Group’s travel protection.

As of June 30, 2024, the warrant liability was included in accrued expenses and other current liabilities on the interim condensed consolidated statement of financial position. See Note 9.

12.
SHARE CAPITAL

The rights and preferences of each class of share capital prior to the IPO are described in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023. Share and per share amounts for all share classes have been revised to give effect to the 26-for-1 share split for all periods presented, including the number of ordinary shares issuable upon the exercise of warrants. See Note 2.

As described in Note 1, in connection with the IPO, all outstanding preference shares and Series C Preference Shares converted into ordinary shares on a one-for-one basis. All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares. Under the Post IPO Bye Laws, the Company has two classes of authorized share capital: ordinary shares and special shares.

As of June 30, 2024 and December 31, 2023, the authorized, issued and outstanding share capital was as follows:

	As of June 30, 2024			As of December 31, 2023
	Shares Authorized	Shares Issued	Shares Outstanding	Shares Authorized	Shares Issued	Shares Outstanding	Liquidation Preference Per Share
Non-Voting Ordinary Shares	—	—	—	78,000,000	—	—	$—
Ordinary Shares	1,329,120,000	309,003,628	303,832,404	1,040,000,000	94,165,344	94,165,344	$—
Special Shares	156,000,000	127,771,124	127,771,124	156,000,000	127,771,124	127,771,124	$—
Preference Shares	—	—	—	26,000,000	3,319,420	3,319,420	$0.38
Series C Preference Shares	—	—	—	185,120,000	184,267,200	184,267,200	$7.69

Dividend Activity

Prior to the IPO, in preference to the holders of the ordinary shares, non-voting ordinary shares, special shares and preference shares, the Series C Preference Shares were entitled to receive dividends on a periodic basis (“Series C Preferential Dividend”).

For the three months ended June 30, 2024 and 2023, the Company recognized $7.3 million and $21.3 million, respectively, in interest expense related to the Series C Preferential Dividend. For the six months ended June 30, 2024 and 2023, the Company recognized $28.6 million and $42.5 million, respectively, in interest expense related to the Series C Preferential Dividend.

For the three and six months ended June 30, 2024 and 2023, the Company declared and paid $28.6 million and $42.5 million, respectively, related to the Series C Preferential Dividend. For the three and six months ended June 30, 2024 and 2023, the Company declared and paid $7.2 million and $10.2 million, respectively, in dividends related to ordinary shares. For the three and six months ended June 30, 2024 and 2023, the Company declared and paid $11.0 million and $14.1 million, respectively, in dividends related to special shares and preference shares. All dividends for the three and six months ended June 30, 2024 were declared and paid prior to the IPO. For the three months ended June 30, 2024 and 2023, the Group declared and paid nil and $0.3 million, respectively, in dividends to non-controlling interests. For the six months ended June 30, 2024 and 2023, the Group also declared and paid $0.7 million and $0.3 million, respectively, in dividends to non-controlling interests.

13.
PRIVATE PLACEMENT LIABILITY AND PRIVATE PLACEMENT DERIVATIVE

In February 2021, the Company issued Series C Preference Shares to TPG and CPP Investments (“Series C Private Placement”). The Series C Private Placement was accounted for as a financial liability as certain conversion features under the Company’s bye laws in effect prior to the IPO were not within the control of the Company and could have been cash settled. The equity conversion features were bifurcated from the liability as an embedded derivative (the “Private Placement derivative”), which was carried at fair value, with changes in value recognized through Private Placement derivative (loss) gain in the interim condensed consolidated statements of operations. As of December 31, 2023, the Group’s Private Placement liability was $1,394.6 million and the fair value of the Private Placement derivative was $2,640.8 million.

As described in Note 1, in connection with the IPO in May 2024, all outstanding Series C Preference Shares converted to ordinary shares on a one-for-one basis. The fair value of the Private Placement derivative as of the Conversion Event was $3,005.0 million, which was based on the IPO price of $24.00 per ordinary share, less the liquidation preference of the Series C Preference Shares prior to their conversion. The fair value of the Private Placement derivative increased from December 31, 2023 to the Conversion Event due to an increase in the ordinary share price. As of the Conversion Event, the Group’s Private Placement liability was $1,398.0 million. The Private Placement liability and the Private Placement derivative were derecognized as of the Conversion Event, which resulted in a $1.8 million increase in share capital and a $4,401.1 million increase in share premium.

For the three and six months ended June 30, 2024, the Company recognized Private Placement derivative losses of $57.6 million and $364.2 million, respectively, related to the remeasurement of the Private Placement derivative prior to the conversion of the Series C Preference Shares to ordinary shares. For the three and six months ended June 30, 2023, the Company recognized Private Placement derivative gains of $27.1 million and $66.3 million, respectively, related to the remeasurement of the Private Placement derivative.

14.
STOCK BASED COMPENSATION

Prior to the IPO, the Group maintained the Viking Holdings Ltd 2018 Equity Incentive Plan (the “Pre-IPO Equity Plan”). Grants from the Pre-IPO Equity Plan entitled the recipient to stock based awards whose underlying shares were non-voting ordinary shares of the Company. As described in Note 1, in connection with the IPO, all outstanding options for non-voting ordinary shares and all outstanding RSUs for non-voting ordinary shares converted to options for ordinary shares and RSUs for ordinary shares, respectively, on a one-for-one basis.

Additionally, share and per share amounts for all outstanding stock options and RSUs have been revised to give effect to the 26-for-1 share split for all periods presented. See Note 2.

In connection with the IPO, the Company adopted the Viking Holdings Ltd Second Amended and Restated 2018 Equity Incentive Plan (the “Post-IPO 2018 Plan”). The Post-IPO 2018 Plan replaces the Pre-IPO Equity Plan. The Company has reserved 54,600,000 ordinary shares for issuance under the Post-IPO 2018 Plan, of which 19,007,878 remain available for future issuance, plus any ordinary shares underlying outstanding share awards previously granted under the Pre-IPO 2018 Plan that expire or are repurchased, forfeited, cancelled or withheld. The number of shares reserved for issuance under the Post-IPO 2018 Plan will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year and (2) such smaller number of ordinary shares as determined by the Company’s board of directors at any time prior to the first day of a given calendar year.

For the three months ended June 30, 2024 and 2023, the Group recognized stock based compensation expense of $3.5 million and $5.5 million, respectively, all of which relates to RSUs. For the six months ended June 30, 2024 and 2023, the Group recognized stock based compensation expense of $7.1 million and $12.3 million, respectively, all of which relates to RSUs. Other paid-in equity also includes certain income tax effects related to the stock based awards.

The terms of the Group’s stock based awards are described in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023.

Restricted Share Units

For the six months ended June 30, 2024, RSU activity was as follows:

	Number of RSUs	Weighted Average Grant-date Fair Value	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2024	18,870,930	$7.18	4.3
Forfeited during the year	(13,000)	11.35
Released during the year	(16,251,664)	6.59
Outstanding at June 30, 2024	2,606,266	$10.88	5.8

All RSUs granted by the Company prior to the IPO were subject to a liquidity vesting condition and some RSUs were also subject to a service condition. Upon the consummation of the IPO, the liquidity condition was satisfied, resulting in the vesting of 16,251,664 outstanding RSUs. Stock based compensation expense for the RSUs vesting at IPO was fully recognized in previous years. The Company withheld 5,171,224 of the 16,251,664 ordinary shares issued for RSU that vested upon the consummation of the IPO to satisfy the tax withholding requirements (the “RSU Net Settlement”). Based on the IPO price of $24.00 per ordinary share, the RSU Net Settlement resulted in a $124.1 million increase in treasury shares.

Stock options

For the six months ended June 30, 2024, stock option activity was as follows:

	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2024	2,949,830	$15.57		3.2
Outstanding at June 30, 2024	2,949,830	$15.57	(1)	2.7

(1)
Stock options outstanding include a range of exercise prices from $12.50 to $19.13.

Employee Share Purchase Plan

In connection with the IPO, the Company adopted the Viking Holdings Ltd 2024 Employee Share Purchase Plan (the “2024 ESPP”). The Company has reserved 4,680,000 ordinary shares for issuance pursuant to a series of purchase rights under the 2024 ESPP. In addition, the number of shares reserved for issuance under the 2024 ESPP will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year; (2) 4,680,000 ordinary shares; and (3) such smaller number of ordinary shares as determined by the Company’s board of directors at any time prior to the first day of a given calendar year.

15.
NET INCOME (LOSS) PER SHARE

The rights, including dividend rights, of the ordinary shares and special shares are substantially identical, other than voting rights.

Basic net income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) attributable to ordinary shares and special shares by the weighted-average number of ordinary shares and special shares outstanding during each period. Net income (loss) attributable to ordinary shares and special shares is determined in accordance with their rights to income and losses in accordance with the bye laws in effect for the relevant period. In connection with the IPO, the Company adopted the Post IPO Bye Laws; for the bye laws in effect prior to the IPO, please refer to the Group's annual consolidated financial statements as of and for the year ended December 31, 2023. Share and per share amounts have been revised to give effect to the 26-for-1 share split for all periods presented. See Note 2.

To compute diluted net income (loss) per share (“Diluted EPS”), the Group adjusts the numerator and the denominator of Basic EPS. The Group adjusts net income (loss) attributable to ordinary shares and special shares for the changes in net income (loss) that would result from the conversion of dilutive potential ordinary shares to ordinary shares, including changes in how the net income (loss) would be allocated to ordinary shares and special shares if dilutive potential ordinary shares converted to ordinary shares. The Group adjusts the weighted-average number of ordinary shares and special shares outstanding during each period by the weighted average number of ordinary shares that would be issued upon the conversion of dilutive potential ordinary shares to ordinary shares.

For the three and six months ended June 30, 2024, potential ordinary shares included preference shares prior to the Conversion Event, Series C Preference Shares prior to the Conversion Event, stock based awards beginning from the Conversion Event and the warrants. For the three and six months ended June 30, 2023, potential ordinary shares include preference shares, Series C Preference Shares and the warrants.

Prior to the IPO, stock based awards were not potential ordinary shares because the underlying shares of the stock based awards were non-voting ordinary shares. While non-voting ordinary shares were considered a class of ordinary shares, because non-voting ordinary shares were not entitled to dividends, they are allocated no earnings or losses when calculating Basic EPS and Diluted EPS. As a result, Basic EPS and Diluted EPS for non-voting ordinary shares are zero in all periods. In connection with the consummation of the IPO, the Company's share capital no longer includes non-voting ordinary shares.

The computation of Basic EPS and Diluted EPS is as follows:

	Three Months Ended		Six Months Ended
(in USD and thousands, except per share data)	June 30,		June 30,
Basic EPS	2024	2023	2024	2023
Numerator
Net income (loss) attributable to Viking Holdings Ltd	$155,652	$189,928	$(338,572)	$(24,300)
Net income (loss) allocated to shares other than ordinary shares and special shares	20,517	76,234	(104,649)	(21,895)
Net income (loss) allocated to ordinary shares and special shares	$135,135	$113,694	$(233,923)	$(2,405)
Denominator
Weighted average ordinary shares and special shares	364,787	221,936	293,362	221,936
Basic EPS	$0.37	$0.51	$(0.80)	$(0.01)

	Three Months Ended		Six Months Ended
(in USD and thousands, except per share data)	June 30,		June 30,
Diluted EPS	2024	2023	2024	2023
Numerator
Net income (loss) allocated to ordinary shares and special shares - Basic	$135,135	$113,694	$(233,923)	$(2,405)
Dilutive adjustments	—	(3,418)	—	(18,934)
Reallocation of income (loss)	314	74,722	—	(21,545)
Net income (loss) allocated to ordinary shares and special shares - Diluted	$135,449	$184,998	$(233,923)	$(42,884)
Denominator
Weighted average ordinary shares and special shares - Basic	364,787	221,936	293,362	221,936
Dilutive effect of conversion of Series C Preference Shares to ordinary shares	—	184,267	—	184,267
Dilutive effect of RSUs and stock options	2,401	—	—	—
Weighted average ordinary shares and special shares - Diluted	367,188	406,203	293,362	406,203
Diluted EPS	$0.37	$0.46	$(0.80)	$(0.11)

For the three and six months ended June 30, 2024 and 2023, the weighted average number of potential ordinary shares that were not included in the Diluted EPS calculations because they would be anti-dilutive were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands)	2024	2023	2024	2023
Series C Preference Shares	58,723	—	121,495	—
Warrants	8,731	N/A	8,731	N/A
Preference Shares	1,058	N/A	2,189	N/A
Stock options and RSUs	—	N/A	1,201	N/A

The potential ordinary shares related to the conversion of preference shares are issuable upon specified contingent events. As the specified contingent events had not occurred as of June 30, 2023, these contingently issuable shares were not included in the calculation of Diluted EPS for the three and six months ended June 30, 2023. As described in Note 1, in connection with the IPO, all outstanding preference shares converted to ordinary shares on a one-for-one basis.

The warrants vest and become exercisable into ordinary shares upon contingent events. Based on the assessment of the specified contingent events as of June 30, 2023, these contingently issuable shares were not included in the calculation of Diluted EPS for the three and six months ended June 30, 2023. See Note 9.

16.
SEGMENTS

Operating segments are defined as components of an entity for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM, who is the Chairman of the Board of Directors and Chief Executive Officer, evaluates the Group’s results in a number of ways, but the primary basis for allocating resources and assessing performance is based on product.

The Group’s reportable segments are River and Ocean. The Group defines its products based on the type of cruise offering and language of the cruise service. The River segment provides river cruises outside the United States to English-speaking passengers. The Ocean segment provides ocean cruises to English-speaking passengers. Other includes operating segments that are not individually reportable, consisting of expedition cruises for English-speaking passengers (“Expedition”), Mississippi River cruises for English-speaking passengers, Viking China, which includes cruises for Mandarin-speaking passengers provided by the Group and the results of the China JV Investment (see Note 20), and also includes corporate activities. The Group typically designates the language of the cruise service by vessel for each cruise season, such that in any individual season, the vessel provides service in a single language for the entire season. In cases where a vessel changes its language service during the season, each individual sailing is designated for a specific language, such that any single cruise is provided in a single language. See Note 4 for disaggregation of percentage of passengers by source market.

Operating income is the primary profitability metric the CODM uses to assess performance and allocate resources. Expenses attributable to multiple segments are allocated based on measures that are determined to relate most closely to the expenses, which are generally relative revenues, relative passengers booked, or relative passengers sailed for a particular period.

Longship river vessels can be utilized in either River and Viking China, and may change between these products in different years. Ocean and expedition ships and ocean and expedition ships under construction include ships for both Ocean and Expedition. See Note 8. River vessel charters are recognized as right-of-use assets.

The Group typically finances its vessels and ships with loans or financial liabilities that are secured by the related vessels and ships. See Note 10.

Set forth below are results for the Group’s segments for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30, 2024
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$1,057,178	$1,020,905	$227,333	$2,305,416
Total cruise operating expenses	(650,782)	(580,285)	(151,459)	(1,382,526)
Other operating expenses
Selling and administration	(222,588)	(146,443)	(71,380)	(440,411)
Depreciation and amortization	(49,600)	(54,571)	(21,881)	(126,052)
Total other operating expenses	(272,188)	(201,014)	(93,261)	(566,463)
Operating income (loss)	$134,208	$239,606	$(17,387)	$356,427

	Six Months Ended June 30, 2023
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$963,275	$927,549	$192,941	$2,083,765
Total cruise operating expenses	(623,111)	(554,068)	(131,651)	(1,308,830)
Other operating expenses
Selling and administration	(214,122)	(134,316)	(52,881)	(401,319)
Depreciation, amortization and impairment	(55,069)	(51,835)	(19,106)	(126,010)
Total other operating expenses	(269,191)	(186,151)	(71,987)	(527,329)
Operating income (loss)	$70,973	$187,330	$(10,697)	$247,606

17.
COMMITMENTS AND CONTINGENCIES

Viking newbuilding program

River Newbuilds

The Group is in the process of building six river vessels that will operate in Egypt, the Viking Amun, Viking Hathor, Viking Sobek, Viking Thoth and two additional vessels, and has entered into raw materials agreements for these vessels. The Group expects these vessels to be delivered between 2024 and 2026.

See Note 21 for events taking place subsequent to June 30, 2024.

In 2023, the Group entered into shipbuilding contracts for the river vessels outlined below, assuming a euro to USD exchange rate of 1.10. In 2024, the Group amended these contracts, which reduced the purchase price of each vessel by €1.5 million ($1.7 million, assuming a euro to USD exchange rate of 1.10), changed the timing and amount of the installment payments to the shipyard and accelerated the delivery dates for certain vessels.

In January 2024, the Group entered into a shipbuilding contract for a Longship-Douro vessel modified for the Douro River for delivery in 2025 for $24.8 million, assuming a euro to USD exchange rate of 1.10.

The Group has obtained financing for all ships, other than the Longship-Douro vessel, as described below.

River Vessels	Number of Vessels	Aggregate Price (in USD and thousands)	Delivery Date
Longships	4	$162,800	2025
Longships-Seine	2	77,606	2025
Longship-Douro	1	24,750	2025
Longships	4	162,800	2026
Total	11	$427,956

In August 2023, the Group entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships-Seine river vessels scheduled for delivery in 2025 and 2026. Hermes has provided guarantees equal to 95% of the loan amounts. The loans are denominated in USD and the applicable exchange rate will be based on the prevailing exchange rate two business days prior to the date of drawdown. These loans have a term of 102 months from the date of drawdown and the Group may select fixed or variable rate financing prior to each drawdown. VRC and VCL issued corporate guarantees for these loans.

The Group has also secured the following options for additional river vessels:

River Vessels - Options	Number of Vessels	Delivery Date	Option Exercise Date
Longships	4	2027	October 30, 2024
Longships	4	2028	October 30, 2025

Ocean Newbuilds

A summary of the ocean newbuilding program is outlined below, assuming a euro to USD exchange rate of 1.10. Each new ocean ship will have 998 berths.

In January 2024, the Group amended certain shipbuilding contracts to accelerate the delivery dates for Ship XIV, Ship XV and Ship XVI. Ship XIV, Ship XV and Ship XVI are now scheduled to be delivered in the years 2026, 2027 and 2028, respectively. The Group has obtained financing for all ships, as described below.

Ocean Ships	Price (in USD and thousands)	Delivery Date
Viking Vela	$446,050	2024
Viking Vesta	446,050	2025
Ship XIII	501,523	2026
Ship XIV	501,523	2026
Ship XV	517,000	2027
Ship XVI	517,000	2028
Total	$2,929,146

In 2021 and 2022, the Group entered into loan agreements to finance the Viking Vela, Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI. These loans are SACE Financing and are for up to 80% of each newbuild’s contract price, including certain change orders, and 100% of the Export Credit Agency premium, and will be available for drawdown in USD. The interest rates for the loans are fixed. VCL and VOC II have jointly and severally guaranteed these loans.

As of June 30, 2024, the Group has entered into shipbuilding contracts for the ships outlined below, assuming a euro to USD exchange rate of 1.10. These shipbuilding contracts will not become effective until certain financing conditions are met. If the financing conditions have not been met by October 31, 2024, these contracts can be terminated by the Group or the shipyard.

Ocean Ships	Price (in USD and thousands)	Delivery Date
Ship XVII	$567,600	2028
Ship XVIII	567,600	2029
Total	$1,135,200

In 2023, the Group secured the following options for additional ocean ships:

Ocean Ships - Options	Delivery Date	Option Exercise Date
Ship XIX	2030	May 30, 2025
Ship XX	2030	May 30, 2025

Leases

The table below summarizes the timing of future cash payments of the Group’s lease liabilities based on contractual undiscounted cash flows as of June 30, 2024:

June 30, 2024
(in USD and thousands)
3 months or less	$9,022
4 to 12 months	33,294
1 to 5 years	156,740
Over 5 years	233,456
Total	$432,512

The ship and vessel charters also include future cash payments for non-lease components, which are not included in the table above. Payments for non-lease components include expenses for services, such as management fees and vessel operating expenses, of which certain costs are subject to change based on actual operating expenses.

The table above excludes amounts for executed lease agreements not yet commenced as of June 30, 2024 for underlying assets of which the Group has not yet obtained the right to control the use.

In 2023, the Group entered into a charter agreement for the Viking Tonle, an 80-berth river vessel traveling through Vietnam and Cambodia for the 2025 through 2033 sailing seasons. The Group has an option to extend the charter for two additional seasons. The total amount of contractual payments for the initial term of nine seasons is $24.9 million, which includes payments for both lease and non-lease components.

In the first quarter of 2024, the Group entered into an accommodation purchase agreement for all cabins on select sailings on the Zhao Shang Yi Dun, which is owned and operated by China Merchants Viking Cruises Limited (“CMV”), a related party, traveling in China for 72 days in the third and fourth quarters of 2024. The Group has options to extend the agreement for additional select sailings through 2027. The total amount of contractual payments for the initial term is $12.1 million, which includes payments for both lease and non-lease components.

Fuel commitments

The Group entered into contracts for a portion of its river fuel usage in Europe for the 2024 season. As of June 30, 2024, the remaining portion of the contracts for the 2024 season was 34,000 cubic meters. The contract prices are fixed for specified volumes and periods and depend on the place of delivery ranging from $68.80 to $91.50 per 100 liters excluding taxes. The Group may incur fees for unused fuel amounts in the period of the contracts, which may be for non-usage or to roll over unused amounts into the following year. Subsequent to June 30, 2024, the Group entered into a contract for a portion of its river fuel usage in Europe for the 2025 season. The contract prices are fixed for 15,000 cubic meters and depend on the place of delivery ranging from $69.70 to $83.60 per 100 liters, excluding taxes. See Note 21 for events taking place subsequent to June 30, 2024.

Contingencies

In the normal course of the Group’s business, various claims and lawsuits have been filed or are pending against the Group. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of the Group’s liability is typically limited to its insurance deductible. In addition, new legislation, regulations or treaties, or claims related to interpretations or implementations thereof, could affect the Group’s business.

The Group has evaluated its overall exposure with respect to all of its threatened and pending claims and lawsuits and, to the extent required, the Group has accrued amounts for all estimable probable losses associated with its deemed exposure that are not covered by insurance. The Group intends to vigorously defend its legal position on all claims and lawsuits and, to the extent necessary, seek recovery.

Legal provisions

In 2019, one of the Group’s river vessels, the Viking Sigyn, was involved in a collision with a Hungarian tourist ship on the Danube River in Budapest, Hungary. As a result of this collision, there were fatalities on the Hungarian tourist ship. The Group maintains protection and indemnity coverage and hull and machinery insurance with respect to the ship. As of June 30, 2024, the Group determined it was probable it would incur amounts for claims related to this incident. Though the ultimate timing, scope and outcome of legal claims are inherently uncertain, the Group recorded an accrual of $15.6 million as of June 30, 2024, compared to $15.8 million as of December 31, 2023, included in accrued expenses and other current liabilities on the interim condensed consolidated statement of financial position as of June 30, 2024, for estimated claims related to this incident. The Group recorded a corresponding receivable of $15.6 million, included in accounts and other receivables on the interim condensed consolidated statement of financial position as of June 30, 2024, because the amounts are virtually certain of recovery from the Group’s insurance policies.

18.
HEDGING INSTRUMENTS

The Group is exposed to foreign currency fluctuations, primarily related to changes in USD/EUR exchange rates, related to its operations.

In 2022, the Group entered into forward foreign currency contracts to purchase €235.0 million at an average euro to USD exchange rate of 1.05. The forward foreign currency contracts matured at various dates in 2023 and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2023.

In September 2023, the Group entered into forward foreign currency contracts to purchase €470.0 million at an average euro to USD exchange rate of 1.09. The forward foreign currency contracts mature at various dates in 2024 and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2024.

In April 2024 and June 2024, the Group entered into forward foreign currency contracts to purchase €470.0 million at an average euro to USD foreign exchange rate of 1.10. The forward foreign currency contracts mature at various dates in 2025 and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2025.

An economic relationship exists between the hedged items and the hedging instruments as the terms of the forward foreign currency contracts match the terms of the expected highly probable forecast transactions.

As of June 30, 2024 and December 31, 2023, the Group held the following forward foreign currency contracts:

	Maturity
	Less than 12 months	Greater than 12 months	Total
(in EUR and thousands)
Forward foreign currency contracts
As of June 30, 2024
Notional amount	€479,575	€268,925	€748,500
Weighted average forward price (EUR/USD)	1.10	1.10	1.10
As of December 31, 2023
Notional amount	€470,000	€—	€470,000
Weighted average forward price (EUR/USD)	1.09	—	1.09

The impact of the hedging instruments on the interim condensed consolidated statements of financial position as of June 30, 2024 and December 31, 2023 was as follows:

	Notional amount	Carrying amount	Financial statement line item	Changes in fair value (gain/(loss)) used for calculating hedge ineffectiveness
(in USD and thousands except notional amount in EUR and thousands)
Forward foreign currency contracts
As of June 30, 2024	€748,500	$(8,149)	Accrued expenses and other current liabilities	$(21,290)
		$(1,553)	Other non-current liabilities
As of December 31, 2023	€470,000	$9,315	Prepaid expenses and other current assets	$10,668

For the three and six months ended June 30, 2024 and 2023, the effect of the cash flow hedges in the interim condensed consolidated statements of operations and the interim condensed consolidated statements of other comprehensive income (loss) was as follows:

	Amount of total hedging gain/(loss) recognized in the interim condensed consolidated statement of other comprehensive income (loss)	Amount of gain/(loss) reclassified from the interim condensed consolidated statement of other comprehensive income (loss) to the interim condensed consolidated statement of operations	Interim condensed consolidated statement of operations line item
(in USD and thousands)
Highly probable forecasted expenditures
Three months ended June 30, 2024	$(8,248)	$(2,498)	$(1,035) Direct costs of cruise, land and onboard $(1,463) Vessel operating
Three months ended June 30, 2023	$426	$4,345	$1,778 Direct costs of cruise, land and onboard $2,567 Vessel operating
Six months ended June 30, 2024	$(21,290)	$(2,273)	$(1,023) Direct costs of cruise, land and onboard $(1,250) Vessel operating
Six months ended June 30, 2023	$2,356	$4,574	$1,824 Direct costs of cruise, land and onboard $2,750 Vessel operating

No hedge ineffectiveness was recognized in the interim condensed consolidated statements of operations for the three and six months ended June 30, 2024 and 2023.

Set out below is a reconciliation of the cash flow hedge component of equity for the six months ended June 30, 2024 and 2023:

	Cash flow hedge
	2024	2023
(in USD and thousands)
As of January 1	$9,315	$7,589
Effective portion of changes in fair value arising from:
Forward foreign currency contracts - forecasted expenditures	(21,290)	2,356
Amount reclassified to the interim condensed consolidated statements of operations
Maturity of effective hedges	2,273	(4,574)
As of June 30	$(9,702)	$5,371

The same reconciliation items presented above for components of equity apply to the components of other comprehensive income (loss) for the six months ended June 30, 2024 and 2023.

19.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Changes in Liabilities Arising from Financing Activities

	January 1, 2024	Principal payments	Proceeds from borrowings	Transaction costs incurred for borrowings	Series C Conversion to ordinary shares	Reclassifications and other	June 30, 2024
(in USD and thousands)
Short-term portion of bank loans and financial liabilities	$253,020	$(167,894)	$—	$—	$—	$105,679	$190,805
Long-term portion of bank loans and financial liabilities	1,757,372	(38,980)	—	—	—	(115,317)	1,603,075
Secured Notes	1,015,657	—	—	—	—	909	1,016,566
Short-term portion of Unsecured Notes	—	—	—	—	—	249,198	249,198
Long-term portion of Unsecured Notes	2,270,246	—	—	—	—	(247,195)	2,023,051
Private Placement liability	1,394,552	—	—	—	(1,397,960)	3,408	—
Short-term portion of lease liabilities	24,670	(12,574)	—	—	—	12,562	24,658
Long-term portion of lease liabilities	227,956	—	—	—	—	(12,571)	215,385
Total liabilities from financing activities	$6,943,473	$(219,448)	$—	$—	$(1,397,960)	$(3,327)	$5,322,738

	January 1, 2023	Principal payments	Proceeds from borrowings	Transaction costs incurred for borrowings	Reclassifications and other	June 30, 2023
(in USD and thousands)
Short-term portion of bank loans and financial liabilities	$251,561	$(132,899)	$—	$—	$145,293	$263,955
Long-term portion of bank loans and financial liabilities	1,711,331	—	349,088	(41,337)	(136,457)	1,882,625
Short-term portion of Secured Notes	—	—	—	—	675,000	675,000
Secured Notes	1,670,392	—	—	—	(655,619)	1,014,773
Long-term portion of Unsecured Notes	1,555,857	—	720,000	(9,954)	1,754	2,267,657
Private Placement liability	1,384,780	—	—	—	4,803	1,389,583
Short-term portion of lease liabilities	22,991	(10,610)	—	—	9,650	22,031
Long-term portion of lease liabilities	239,419	—	—	—	(2,430)	236,989
Total liabilities from financing activities	$6,836,331	$(143,509)	$1,069,088	$(51,291)	$41,994	$7,752,613

The ‘Reclassifications and other’ column primarily includes the effect of reclassification of long-term portion of bank loans and financial liabilities to short-term, amortization of debt issuance costs, foreign currency on loans and changes in lease liabilities other than principal payments.

Fair Value of Financial Assets and Liabilities

The carrying amounts of the Group’s financial assets and liabilities all approximate the fair values of those assets and liabilities as of June 30, 2024 and December 31, 2023, except for fixed interest bank loans and financial liabilities, secured and unsecured notes, and the Private Placement liability, as outlined below:

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial assets	2024	2023	2024	2023
Other non-current assets	$71,900	$55,593	$71,900	$55,593
Accounts and other receivables and prepaid expenses and other current assets	53,330	117,013	53,330	117,013
Total financial assets	$125,230	$172,606	$125,230	$172,606

Total current	$53,330	$117,013	$53,330	$117,013
Total non-current	$71,900	$55,593	$71,900	$55,593

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial liabilities	2024	2023	2024	2023
Forward foreign currency contracts	$9,702	$—	$9,702	$—
Bank loans and financial liabilities	1,793,880	2,010,392	1,812,360	2,009,895
Secured Notes	1,016,566	1,015,657	996,854	990,087
Unsecured Notes	2,272,249	2,270,246	2,349,000	2,312,358
Private Placement liability	—	1,394,552	—	1,406,649
Private Placement derivative	—	2,640,759	—	2,640,759
Warrant liability	281,000	134,270	281,000	134,270
Other non-current liabilities	1,714	3,410	1,714	3,410
Total financial liabilities	$5,375,111	$9,469,286	$5,450,630	$9,497,428

Total current	$729,152	$253,020	$739,535	$252,957
Total non-current	$4,645,959	$9,216,266	$4,711,095	$9,244,471

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1 – Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2 – Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3 – Significant unobservable inputs the Group believes market participants would use in pricing the asset or liability based on the best information available.

For assets and liabilities that are recognized in the interim financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The Group had no transfers between levels in the hierarchy during the three and six months ended June 30, 2024 and 2023.

As of June 30, 2024 and December 31, 2023, designation within the fair value hierarchy for the Group’s financial assets and liabilities is outlined below:

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial assets	2024	2023	2024	2023
Level 1
Cash deposits	$81,009	$74,265	$81,009	$74,265
Restricted cash	40,370	75,786	40,370	75,786
Other	1,661	1,863	1,661	1,863
Level 2
Finance lease receivables	2,190	11,377	2,190	11,377
Forward foreign currency contracts	—	9,315	—	9,315
Total financial assets	$125,230	$172,606	$125,230	$172,606

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial liabilities	2024	2023	2024	2023
Level 2
Forward foreign currency contracts	$9,702	$—	$9,702	$—
Bank loans and financial liabilities	1,793,880	2,010,392	1,812,360	2,009,895
Secured Notes	1,016,566	1,015,657	996,854	990,087
Unsecured Notes	2,272,249	2,270,246	2,349,000	2,312,358
Level 3
Private Placement liability	—	1,394,552	—	1,406,649
Private Placement derivative	—	2,640,759	—	2,640,759
Warrant liability	281,000	134,270	281,000	134,270
Other	1,714	3,410	1,714	3,410
Total financial liabilities	$5,375,111	$9,469,286	$5,450,630	$9,497,428

Financial assets and liabilities measured at amortized cost

The fair value of the Group’s fixed interest bank loans and financial liabilities were calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities. The Unsecured Notes and the Secured Notes use pricing from secondary markets for the Group’s issued notes that are observable for the notes throughout the duration of the term. The Group designated these financial liabilities as Level 2 fair value instruments as valuation techniques contain observable inputs used by market participants.

The Group designated the Private Placement liability as a Level 3 fair value instrument as the valuation technique used was a discounted cash flow approach based on expected principal and dividend payments associated with the Private Placement liability, the assumptions around which were significant unobservable inputs. The value was sensitive to changes in expected future cash flows and the discount rates. As described in Note 1, the Private Placement liability was derecognized in connection with the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO.

Financial assets and liabilities measured at fair value

Forward foreign currency contracts are designated as Level 2 fair value instruments as the fair values are measured based on inputs that are readily available in public markets or can be derived from information in publicly quoted markets. The valuation is determined using present value calculations that incorporate inputs such as foreign exchange spot and forward rates and yield curves of the respective currencies.

As of December 31, 2023, the valuation of the Private Placement derivative was based on lattice model methodology, which took into consideration enterprise value based on a discounted cash flow model, fair value of debt holdings and various market factors. The value was sensitive to changes in the discounted cash flow model, including changes in expected future cash flows, the USD/EUR forward curve and the discount rates; changes in the discounted cash flow model result in changes in the ordinary share price. The Private Placement derivative was designated as Level 3 fair value instrument as the fair value was measured based on significant unobservable inputs, including but not limited to, ordinary share price, which was based on the discounted cash flow model, and ordinary share volatility. As described in Notes 1 and 13, the Private Placement derivative was derecognized in connection with the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO. See Note 13.

As of June 30, 2024, the valuation of the warrant liability is based on a Monte Carlo simulation, which takes into consideration the ordinary share price, ordinary share volatility, estimated term and includes adjustments using unobservable inputs or methods. The warrant liability as of

June 30, 2024 is a Level 3 fair value instrument as the fair values are measured based on adjustments made to observable inputs using significant unobservable inputs or methods, including but not limited to, methods used to determine the volatility. The valuation methodology changed as of June 30, 2024 because subsequent to the IPO, the ordinary share price as of the end of each period is equal to the closing price of the Company’s ordinary shares.

As of December 31, 2023, the valuation of the warrant liability was based on a lattice model methodology, which took into consideration ordinary share price, which was based on the discounted cash flow model, and estimated volatility. The warrant liability as of December 31, 2023 was a Level 3 fair value instrument as the fair value was measured based on significant unobservable inputs, including but not limited to, ordinary share price, which was based on the discounted cash flow model.

20.
TRANSACTIONS WITH RELATED PARTIES

Transactions with Related Parties

As of June 30, 2024 and December 31, 2023, current receivables due from related parties were $6.3 million and $12.3 million, respectively.

As of June 30, 2024 and December 31, 2023, $1.3 million and $0.7 million, respectively, of the current receivables due from related parties were due to the Group from VCAP and its affiliates for (1) a management fee for certain administrative services provided by the Group, and (2) reimbursement of expenses paid by the Group on behalf of VCAP and its affiliates. The management fees between the Group and VCAP did not have a material impact on the results of operations for the three and six months ended June 30, 2024 and 2023. See Note 13 for additional discussion on transactions with VCAP, CPP Investments and TPG.

Transactions with the China JV Investment

In 2020, the Group entered into an agreement with a subsidiary of China Merchants Group to together build a cruise line targeting the Chinese-speaking populations in China (the “China JV Investment”). The China JV Investment is comprised of two primary entities, CMV and Shenzhen China Merchants Viking Cruises Tourism Limited (“SCM”).

For the six months ended June 30, 2024 and 2023, the Group contributed capital of $4.0 million and $5.0 million, respectively, to CMV. At the time of the capital contributions, the carrying amount of the Group’s investment in CMV was zero and the Group had not previously recognized its entire portion of CMV’s losses. Accordingly, $4.0 million and $5.0 million were recognized as losses and included in other financial loss in the interim condensed consolidated statements of operations for the six months ended June 30, 2024 and 2023, respectively. The carrying amount of the Group’s investment in CMV, which is included in investments in associated companies on the interim condensed consolidated statements of financial position, was zero as of both June 30, 2024 and December 31, 2023.

The Group previously sold an ocean ship, Zhao Shang Yi Dun (formerly the Viking Sun), to CMV. CMV financed the purchase and pursuant to the terms of the Group’s investment in CMV, VCL guaranteed 10% of CMV’s obligations under the financing, up to a maximum of $45.0 million.

For the three months ended June 30, 2024 and 2023, the Group recognized services revenue of $4.0 million and $5.5 million, respectively, which is included in onboard and other in the interim condensed consolidated statements of operations. For the six months ended June 30, 2024 and 2023, the Group recognized services revenue of $8.0 million and $10.5 million, respectively, which is included in onboard and other in the interim condensed consolidated statements of operations. As of June 30, 2024 and December 31, 2023, $5.0 million and $11.6 million, respectively, of the current receivables due from related parties related to CMV.

21.
SUBSEQUENT EVENTS

Subsequent to June 30, 2024, the Group had the following significant events:

•
In July 2024, the Group entered into a contract for a portion of its river fuel usage in Europe for the 2025 season. The contract prices are fixed for 15,000 cubic meters and depend on the place of delivery ranging from $69.70 to $83.60 per 100 liters, excluding taxes.
•
In August 2024, the Group took delivery of the Viking Hathor.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes to those statements included in Item 1 of this Report on Form 6-K (the “Report”). Unless the context requires otherwise, references in this section to “we,” “our,” “us” and “Viking” are to Viking Holdings Ltd (“VHL”) and its consolidated subsidiaries. We encourage you to read the audited consolidated financial statements, the unaudited interim condensed consolidated financial statements and the related notes thereto, as well as the information presented under “Selected Operational and Financial Metrics, including Non-IFRS Measures,” which should be read together with the information presented herein.

Special Note Regarding Forward-Looking Statements

The discussion under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains “forward‑looking statements,” as that term is defined in the U.S. federal securities laws. These forward‑looking statements include, but are not limited to, statements other than statements of historical facts contained in this Report, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. In some cases, we have identified forward‑looking statements in this Report by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward‑looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control.

Forward‑looking statements speak only as of the date of this Report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should not place undue reliance on the forward‑looking statements included in this Report or that may be made elsewhere from time to time by us, or on our behalf. All forward‑looking statements attributable to us are expressly qualified by these cautionary statements.

Although we believe that our expectations are based on reasonable assumptions, our actual results may differ materially from those expressed in, or implied by, the forward‑looking statements included in this Report as a result of various factors, including, among others:

•
changes in the general worldwide economic and political environment;
•
adverse weather conditions or other natural disasters, including high or low river water levels;
•
adverse incidents involving cruise ships;
•
disease outbreaks or pandemics;
•
the existence or threat of terrorist attacks, wars, acts of piracy and other events affecting the safety and security of travel;
•
increased costs, including airfare and fuel prices, as a result of inflation, rising interest rates or labor shortages;
•
fluctuations in foreign currency exchange rates;
•
changes in cruise capacity, demand and infrastructure;
•
the continued service of our senior management;
•
our ability to compete effectively in the cruise industry;
•
our ability to expand into new markets;
•
the impact of seasonality on our business;
•
our ability to effectively manage our growth;
•
increases in the cost of, or delays in, ship construction or ship repairs, maintenance or refurbishments;
•
the availability of attractive, convenient and safe port destinations;
•
our reliance on travel agencies;
•
the availability of, or increases in the prices for, the services and products provided by our vendors;
•
the availability and cost of commercial airline services for guests;
•
changes in credit card processing terms and requirements, guest payment policies, or consumer protection legislation or regulations;

•
our ability to maintain and develop our premium brand;
•
our ability to protect our intellectual property;
•
breaches in data security or other disturbances to our information technology networks and operations;
•
our ability to keep pace with developments in technology;
•
our ability to generate sufficient cash to service all of our indebtedness or to obtain additional financing if necessary;
•
volatility or disruptions in the global credit and financial markets;
•
the adverse impacts of compliance or legal matters;
•
additional, trade, financial or economic sanctions;
•
litigation;
•
the application of, or amendments to, existing tax laws, rules or regulations or enactment of new tax laws, rules or regulations; and
•
other risks and uncertainties included in our final prospectus, dated April 30, 2024, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on May 2, 2024 (the “IPO Prospectus”) in connection with our initial public offering (the “IPO”).

These risks are not exhaustive. Other sections of this Report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

Overview

Viking was founded in 1997 with four river vessels and a simple vision that travel could be more destination-focused and culturally immersive. Today, we have grown into one of the world’s leading travel companies, with a fleet of 93 small, state-of-the-art ships, which we view as floating hotels. From our iconic journeys on the world’s great rivers, including our new Mississippi River itineraries, to our ocean voyages around the globe and our extraordinary expeditions to the ends of the earth, we offer meaningful travel experiences on all seven continents in all three categories of the cruise industry—river, ocean and expedition cruising.

We launched Viking River in 1997. Seeing unaddressed demand for a destination-focused product in the ocean cruise market, we launched Viking Ocean in 2015, which has since become our fastest growing segment. Looking beyond our primary source markets, we launched China Outbound for the Mandarin-speaking market in 2016. In 2022, our 25th year in business, we further expanded our platform with Viking Expedition and Viking Mississippi. Each new product creates additional travel opportunities for past guests and broadens our platform to attract new guests.

In this section, references to (1) “Viking River” are to our river cruise product marketed to English-speaking passengers; Viking Mississippi is a separate product from Viking River, (2) “Viking Ocean” are to our ocean cruise product, (3) “Viking Expedition” are to our expedition cruise product for travel to the Antarctic and Great Lakes regions, (4) “Viking Mississippi” are to the river cruise product for cruising the Mississippi River and (5) “Viking China” are to both our river cruise product marketed to Mandarin-speaking passengers (“China Outbound”) and our investment in an associated company with a subsidiary of China Merchants Group to build a cruise line offering Chinese coastal sailing for the Chinese-speaking populations in China (the “China JV Investment”). For China Outbound, we operated two Longships in 2023 and are operating four Longships in 2024.

Booking Environment

Advance Bookings reflects the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air. Advance Bookings does not reflect changes to guest reservations after the applicable specific point in time. Advance Bookings are presented in U.S. dollars. As guests from Australia, Canada and the United Kingdom make reservations in local currencies, the ticketed amounts are converted based on the relevant exchange rate. Advance Bookings includes redemptions of vouchers.

For Viking River, Viking Ocean, Viking Expedition and Viking Mississippi collectively, operating capacity is 5% higher for the 2024 season in comparison to the 2023 season and 12% higher for the 2025 season in comparison to the 2024 season. As of August 11, 2024, for the 2024 and 2025 seasons, we had sold 95% and 55%, respectively, of our Capacity PCDs and had $4,642 million and $3,442 million, respectively, of Advance Bookings. Advance Bookings as of August 11, 2024 were 14% and 20% higher in comparison to the 2023 and 2024 seasons, respectively, at the same point in time. Advance Bookings per PCD for the 2024 season was $731, 8% higher than the 2023 season at the same point in time and Advance Bookings per PCD for the 2025 season was $833, 10% higher than the 2024 season at the same point in time.

The following bullets contain additional information about Advance Bookings for Viking Ocean and Viking River for the 2024 and 2025 seasons as of August 11, 2024, compared with the 2023 and 2024 seasons, respectively, at the same point in time:

Viking Ocean:

•
Operating capacity is 6% higher for the 2024 season in comparison to the 2023 season. We sold 94% of our Capacity PCDs for the 2024 season, and had $1,932 million of Advance Bookings, an increase of 15% compared to the same point in time for the 2023 season. Advance Bookings per PCD for the 2024 season was $665, compared to $621 at the same point in time for the 2023 season.
•
Operating capacity is 18% higher for the 2025 season in comparison to the 2024 season. We sold 60% of our Capacity PCDs for the 2025 season, and had $1,668 million of Advance Bookings, an increase of 24% compared to the same point in time for the 2024 season. Advance Bookings per PCD for the 2025 season was $755, compared to $672 at the same point in time for the 2024 season.

Viking River:

•
Operating capacity is 4% higher for the 2024 season in comparison to the 2023 season. We sold 96% of our Capacity PCDs for the 2024 season, and had $2,343 million of Advance Bookings, an increase of 14% compared to the same point in time for the 2023 season. Advance Bookings per PCD for the 2024 season was $761, compared to $690 at the same point in time for the 2023 season.
•
Operating capacity is 8% higher for the 2025 season in comparison to the 2024 season. We sold 49% of our Capacity PCDs for the 2025 season, and had $1,504 million of Advance Bookings, an increase of 13% compared to the same point in time for the 2024 season. Advance Bookings per PCD for the 2025 season was $887, compared to $829 at the same point in time for the 2024 season.

Initial Public Offering

On May 3, 2024, we closed the IPO of our ordinary shares. We issued 11,000,000 ordinary shares, at a public offering price of $24.00 per share. We received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In addition, certain existing shareholders sold ordinary shares in the IPO. Immediately prior to the consummation of the IPO, all shares of our then-outstanding preference shares and Series C Preference Shares converted to ordinary shares on a one-for-one basis. Additionally, all outstanding options for non-voting ordinary shares and all outstanding restricted share units (“RSUs”) for non-voting ordinary shares converted to options for ordinary shares and RSUs for ordinary shares, respectively, on a one-for-one basis. All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares. Additionally, in connection with the IPO, the Company adopted updated bye-laws (“Post IPO Bye Laws”). Following the IPO and in accordance with the Post IPO Bye Laws, the Company has two classes of authorized share capital: ordinary shares and special shares. Each ordinary share is entitled to one vote per share, and each special share is entitled to 10 votes per share.

In connection with the conversion of the Series C Preference Shares to ordinary shares, we recognized a final $57.6 million loss on Private Placement derivative for the increase in the fair value from April 1, 2024 to the conversion date immediately prior to the consummation of the IPO. Upon the conversion of the Series C Preference Shares to ordinary shares, the Private Placement liability and Private Placement derivative were derecognized with an offsetting amount recognized in equity.

All RSUs granted by us prior to the IPO were subject to a liquidity vesting condition and some RSUs were also subject to a service condition. Upon the consummation of the IPO, the liquidity condition was satisfied, resulting in the vesting of 16,251,664 outstanding RSUs. Stock based compensation expense for the RSUs vesting at IPO was fully recognized in previous years. In connection with the settlement of the RSUs that vested upon IPO, the Company withheld 5,171,224 ordinary shares and used $136.4 million of the net proceeds from the IPO to satisfy tax withholding and remittance obligations. As a result, the Company issued 11,080,440 ordinary shares in connection with the net settlement of RSUs that vested upon IPO.

Following the IPO, the Company has 431,603,528 total ordinary shares and special shares outstanding, comprised of 303,832,404 ordinary shares and 127,771,124 special shares.

Key Factors Affecting Our Results of Operations

Key factors that have influenced our results of operations in the past and may also influence results in the future include:

Significant Early Bookings—We have historically been able to attain high levels of early bookings. Due to these bookings, we have insight into levels of guest demand, and can strategically allocate the ships in our fleet to optimize our revenue and Net Yield. For example, we may distribute a greater number of our nearly identical Longships to regions with higher demand, or manage our capacity by consolidating passengers and taking one or more of our ships out of service to reduce our operating costs. Additionally, the insights into guest demand inform our decisions for future ship commitments and allow us to coordinate our planned capacity growth with expected future demand. As cruise-related revenue is recognized over the duration of the cruise, our results of operations are affected by strategies we employed during prior periods. For instance, to obtain early bookings, a significant portion of the selling and administration expenses that we incur in a period supports revenues for future periods, including marketing and employee costs that support the growth of our fleet. We expect that our ability to attain high levels of early bookings for future seasons will impact our results for future periods.

Size of Our Fleet and Occupancy—Our operating results are highly correlated with the number of ships that we operate during a given period and our Occupancy. If we take delivery of additional ships, our potential Capacity PCDs would increase, which may increase our revenue. In contrast, if we decide to take one or more of our ships out of service, our Capacity PCDs would decrease, which we expect will lower our revenue. As of June 30, 2024, our fleet consisted of 81 river vessels, including the Viking Mississippi, nine ocean ships and two expedition ships.

We strategically manage our fleet by adjusting the number of ships deployed to a particular region, or in total, to improve Occupancy and efficiently manage operating costs. Our early bookings enable us to best position our fleet of nearly identical ships to meet guest demand.

Seasonality—Our results are seasonal because while our ocean, expedition and Mississippi products operate year-round, the primary cruising season for our river product is from April to October, although some of our river cruises run longer seasons. Additionally, our highest Occupancy occurs during the Northern Hemisphere’s summer months. We recognize cruise-related revenue over the duration of the cruise and expense our marketing and employee costs when the related costs are incurred. As a result, the majority of our revenue and profits have historically been earned in the second and third quarters of each year, while the first and fourth quarters of each year have been closer to break even or a loss, as our selling and administration expenses are consistent throughout the year. Though the growth of our fleet of year-round products, will continue to reduce the seasonality in future periods, we expect the seasonality trend of our revenue and profits to continue.

Operating costs and expenses—Our operating costs and expenses are dependent on both macroeconomic factors and our strategic decisions. Inflation may increase our operating costs and expenses in future periods, including costs of labor, fuel and airfare. Inflation generally does not impact our ship commitments that are already under contract as a fixed price has already been agreed upon. Additionally, as a result of our early bookings, we may not be able to pass on increases in operating costs and expenses, including cost increases from our suppliers and changes in governmental fees and taxes, to our guests with existing bookings, though we are able to adjust pricing for future bookings. However, as a significant portion of our marketing expenses are discretionary, we are able to strategically deploy our resources based on current market conditions, our early bookings and other factors.

Financial Presentation

Description of Certain Line Items

Revenue

Our revenue consists of:

•
Cruise and land, which includes revenue, net of discounts, earned primarily from cruises, air, land excursions, cancellation revenue and travel protection, net; and
•
Onboard and other, which primarily consists of revenue related to optional shore excursions, onboard bar revenue, shop revenue and other products offered during a cruise, and services revenue.

Expenses

Our operating costs and expenses consist of:

•
Commissions and transportation costs, which consists of commission payments made to third parties for selling our product and the cost of air and other transportation;
•
Direct costs of cruise, land and onboard, which primarily includes cost of land excursions, included shore excursions, optional shore excursions, credit card fees, transfer costs and onboard purchases;
•
Vessel operating, which primarily consists of costs to operate the vessels such as staff costs, fuel, food and hotel consumables, port charges, insurance, repair and maintenance, value added taxes, and charter costs for non-lease components; and
•
Selling and administration, which primarily consists of costs associated with marketing costs, employee costs, office expenses, professional services and other administration costs.

Selected Operational and Financial Metrics, including Non-IFRS Financial Measures

We use certain non-IFRS financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA and vessel operating expenses excluding fuel to analyze our performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs. We also present certain non-IFRS financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Adjusted EBITDA represents EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, stock-based compensation expense, and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items). Adjusted EBITDA is a non-IFRS financial measure and does not comply with IFRS because it is adjusted to exclude certain cash and non-cash expenses. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS can provide alone. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. You should exercise caution in comparing our Adjusted EBITDA to Adjusted EBITDA of other companies.

Capacity Passenger Cruise Days or Capacity PCDs with respect to any given period is a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

Adjusted Gross Margin is gross margin adjusted for vessel operating and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS as total revenue less total cruise operating expenses and ship depreciation and impairment. Adjusted Gross Margin has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS.

Net Yield is Adjusted Gross Margin divided by Passenger Cruise Days. Due to early bookings by our passengers, our Net Yield for a given reporting period is affected by strategies we employed or events that occurred prior to the sailing year.

Occupancy is the ratio, expressed as a percentage, of Passenger Cruise Days to Capacity Passenger Cruise Days with respect to any given period. Contrary to many of our competitors, we do not allow more than two passengers to occupy a two berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two berth stateroom. As a result, our Occupancy cannot exceed 100% and may be less than 100%, even if all our staterooms are booked.

Passenger Cruise Days or PCDs is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

Ship Operating Days is the number of days within any given period that a ship and vessel is in service and carrying cruise passengers, determined on an aggregated basis for all ships and vessels in operation during the relevant period.

Vessel operating expenses excluding fuel is vessel operating expenses less fuel expense. Management believes this is a relevant measure for evaluating our ability to control costs. Vessel operating expenses excluding fuel has limitations as an analytical tool because it excludes an expense necessary for conducting our operations, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS.

Results of Operations

Operating results for the three and six months ended June 30, 2024 and 2023 are shown in the following table:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
(in thousands)
Consolidated Statements of Operations
Revenue
Cruise and land	$1,480,539	$1,355,701	$2,145,823	$1,939,578
Onboard and other	106,722	99,070	159,593	144,187
Total revenue	1,587,261	1,454,771	2,305,416	2,083,765
Cruise operating expenses
Commissions and transportation costs	(346,080)	(328,544)	(483,488)	(467,067)
Direct costs of cruise, land and onboard	(203,523)	(178,938)	(288,950)	(253,693)
Vessel operating	(328,998)	(324,861)	(610,088)	(588,070)
Total cruise operating expenses	(878,601)	(832,343)	(1,382,526)	(1,308,830)
Other operating expenses
Selling and administration	(220,593)	(195,649)	(440,411)	(401,319)
Depreciation, amortization and impairment	(61,141)	(63,311)	(126,052)	(126,010)
Total other operating expenses	(281,734)	(258,960)	(566,463)	(527,329)
Operating income	426,926	363,468	356,427	247,606
Non-operating income (expense)
Interest income	14,738	10,029	33,207	18,833
Interest expense	(100,623)	(173,334)	(218,112)	(296,927)
Currency gain (loss)	1,382	(11,541)	10,180	(14,982)
Private Placement derivative (loss) gain	(57,568)	27,101	(364,214)	66,260
Other financial loss	(121,568)	(23,707)	(146,523)	(40,273)
Income (loss) before income taxes	163,287	192,016	(329,035)	(19,483)
Income tax expense	(7,486)	(1,962)	(9,092)	(4,830)
Net income (loss)	$155,801	$190,054	$(338,127)	$(24,313)
Other Financial Data:
Adjusted EBITDA	$492,561	$441,298	$488,140	$390,737

The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBITDA for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
(in thousands)
Net income (loss)	$155,801	$190,054	$(338,127)	$(24,313)
Interest income	(14,738)	(10,029)	(33,207)	(18,833)
Interest expense	100,623	173,334	218,112	296,927
Income tax expense	7,486	1,962	9,092	4,830
Depreciation, amortization and impairment	61,141	63,311	126,052	126,010
EBITDA	310,313	418,632	(18,078)	384,621
Private Placement derivative loss (gain) (a)	57,568	(27,101)	364,214	(66,260)
Warrants loss (gain) (b)	123,019	2,297	146,730	(1,783)
Other financial (income) loss	(497)	30,463	(1,604)	46,918
Currency (gain) loss	(1,382)	11,541	(10,180)	14,982
Stock based compensation expense	3,540	5,466	7,058	12,259
Adjusted EBITDA	$492,561	$441,298	$488,140	$390,737

(a)

Private Placement derivative loss (gain) represents the non-cash loss (gain) on the remeasurement of the fair value of the derivatives associated with the Series C Preference Shares. The Series C Preference Shares automatically converted to ordinary shares immediately prior to the consummation of the IPO.

(b)

Warrants loss (gain) represents the non-cash loss (gain) on the remeasurement of the warrant liability and is included in other financial loss on the interim condensed consolidated statements of operations.

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Consolidated
Vessels operated	85	83	85	83
Passengers	201,317	202,854	291,766	282,484
PCDs	1,846,709	1,797,017	2,821,686	2,638,280
Capacity PCDs	1,958,860	1,900,496	2,996,484	2,807,102
Occupancy	94.3%	94.6%	94.2%	94.0%
Adjusted Gross Margin (in thousands)	$1,037,658	$947,289	$1,532,978	$1,363,005
Net Yield	$562	$527	$543	$517
Vessel operating expenses (in thousands)	$328,998	$324,861	$610,088	$588,070
Vessel operating expenses excluding fuel (in thousands)	$284,099	$281,064	$523,136	$502,870
Vessel operating expenses per Capacity PCD	$168	$171	$204	$209
Vessel operating expenses excluding fuel per Capacity PCD	$145	$148	$175	$179

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Six Months Ended June 30,
	2024	2023
Viking River
Vessels operated	69	69
Passengers	150,574	149,734
PCDs	1,167,491	1,164,543
Capacity PCDs	1,232,728	1,225,714
Occupancy	94.7%	95.0%
Adjusted Gross Margin (in thousands)	$663,672	$589,426
Net Yield	$568	$506

Viking Ocean
Vessels operated	9	9
Passengers	119,152	114,661
PCDs	1,445,002	1,310,038
Capacity PCDs	1,522,410	1,388,490
Occupancy	94.9%	94.3%
Adjusted Gross Margin (in thousands)	$710,569	$637,633
Net Yield	$492	$487

The following table reconciles gross margin, the most directly comparable IFRS measure, to Adjusted Gross Margin for the three and six months ended June 30, 2024 and 2023 on a consolidated basis:

Consolidated	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
(in thousands)
Total revenue	$1,587,261	$1,454,771	$2,305,416	$2,083,765
Total cruise operating expenses	(878,601)	(832,343)	(1,382,526)	(1,308,830)
Ship depreciation	(51,628)	(55,145)	(105,725)	(109,535)
Gross margin	657,032	567,283	817,165	665,400
Ship depreciation	51,628	55,145	105,725	109,535
Vessel operating	328,998	324,861	610,088	588,070
Adjusted Gross Margin	$1,037,658	$947,289	$1,532,978	$1,363,005

The following tables reconcile gross margin, the most directly comparable IFRS measure, to Adjusted Gross Margin for the six months ended June 30, 2024 and 2023 for Viking River and for Viking Ocean:

Viking River	Six Months Ended
	June 30,
	2024	2023
(in thousands)
Total revenue	$1,057,178	$963,275
Total cruise operating expenses	(650,782)	(623,111)
Ship depreciation	(38,937)	(46,067)
Gross margin	367,459	294,097
Ship depreciation	38,937	46,067
Vessel operating	257,276	249,262
Adjusted Gross Margin	$663,672	$589,426

Viking Ocean	Six Months Ended
	June 30,
	2024	2023
(in thousands)
Total revenue	$1,020,905	$927,549
Total cruise operating expenses	(580,285)	(554,068)
Ship depreciation	(49,725)	(47,163)
Gross margin	390,895	326,318
Ship depreciation	49,725	47,163
Vessel operating	269,949	264,152
Adjusted Gross Margin	$710,569	$637,633

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS measure, for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
(in thousands)
Vessel operating expenses	$328,998	$324,861	$610,088	$588,070
Fuel expense	(44,899)	(43,797)	(86,952)	(85,200)
Vessel operating expenses excluding fuel	$284,099	$281,064	$523,136	$502,870

Three Months Ended June 30, 2024 Compared to Three Months Ended June 30, 2023

Revenues

Consolidated

Total revenue for the three months ended June 30, 2024 increased by $132.5 million, or 9.1%, to $1,587.3 million from $1,454.8 million for the same period in 2023.

Cruise and land increased by $124.8 million, or 9.2%, to $1,480.5 million for the three months ended June 30, 2024, from $1,355.7 million for the same period in 2023. Onboard and other increased by $7.6 million, or 7.7%, to $106.7 million for the three months ended June 30, 2024, from $99.1 million for the same period in 2023. These increases were primarily due to higher revenue per PCD and an increase in PCDs, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively.

Viking River Segment

Total revenue for our Viking River segment for the three months ended June 30, 2024 increased by $58.7 million, or 7.0%, to $891.7 million from $833.0 million for the same period in 2023. The increase was primarily due to higher revenue per PCD.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the three months ended June 30, 2024 increased by $43.3 million, or 8.2%, to $573.2 million from $529.9 million for the same period in 2023. The increase was primarily due to an increase in PCDs, mainly due to the operation of additional ship delivered in April 2023, the Viking Saturn, and higher revenue per PCD.

Operating Costs and Expenses

Commissions and transportation costs increased by $17.6 million, or 5.4%, to $346.1 million for the three months ended June 30, 2024, from $328.5 million for the same period in 2023. The increase was primarily due to higher revenue and an increase in PCDs, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively.

Direct costs of cruise, land and onboard increased by $24.6 million, or 13.8%, to $203.5 million for the three months ended June 30, 2024, from $178.9 million for the same period in 2023. The increase was primarily due to an increase in PCDs as well as an increase in our ancillary services. The increase in PCDs was mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively.

Vessel operating increased by $4.1 million, or 1.3%, to $329.0 million for the three months ended June 30, 2024, from $324.9 million for the same period in 2023. The increase was primarily due to an increase in operations, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively.

Selling and administration increased by $25.0 million, or 12.8%, to $220.6 million for the three months ended June 30, 2024, from $195.6 million for the same period in 2023. The increase was due to an increase in employee costs and a net increase in selling costs, office and other expenses and professional fees, primarily due to an increase in capacity PCDs for 2024 and future seasons.

Depreciation, amortization and impairment decreased by $2.2 million, or 3.5%, to $61.1 million for the three months ended June 30, 2024, from $63.3 million for the same period in 2023.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating income was $426.9 million for the three months ended June 30, 2024, compared to $363.5 million for the same period in 2023.

Non-operating Income (Expense)

Net interest expense decreased by $77.4 million to $85.9 million for the three months ended June 30, 2024, from $163.3 million for the same period in 2023. The decrease was primarily due to non-recurring charges of $48.0 million for the loss on early extinguishment of Viking Cruises Ltd’s (“VCL”) 13.000% Senior Secured Notes due 2025 (the “2025 Secured Notes”) in 2023, a $23.7 million related decrease in interest expense as a result of the extinguished 2025 Secured Notes, a $4.7 million increase in interest income and a $1.7 million net decrease in interest expense related to paydowns of loans and financial liabilities. These decreases were partially offset by a $16.2 million increase in interest expense related to VCL’s 9.125% Senior Notes due 2031 (the “2031 VCL Notes”) issued in June 2023.

Additionally, for the three months ended June 30, 2024 and 2023, the Company recognized a total of $8.2 million and $23.7 million, respectively, in interest expense related to the Series C Preference Shares. Immediately prior to the consummation of the IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement liability was no longer outstanding.

Currency gain (loss) increased by $12.9 million to a gain of $1.4 million for the three months ended June 30, 2024, from a loss of $11.5 million for the same period in 2023. The gain was primarily due to unrealized gains for the €316.6 million Viking Neptune and €316.6 million Viking Saturn loans, which are both payable in euros and adjusted for currency translation, partially offset by realized currency losses due to payments for operating costs and vendor payments incurred in non-U.S. dollar denominations.

Private Placement derivative (loss) gain decreased by $84.7 million to a loss of $57.6 million for the three months ended June 30, 2024, from a gain of $27.1 million for the same period in 2023. The $57.6 million loss on remeasurement of the Private Placement derivative was primarily due to an increase in the fair value of the Series C Private Placement derivative as a result of the increase in the ordinary share price. Immediately prior to the consummation of the IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement derivative was no longer outstanding.

Other financial loss increased by $97.9 million to $121.6 million for the three months ended June 30, 2024, from $23.7 million for the same period in 2023. The increase was primarily due to a $123.0 million loss on the remeasurement of the warrant liability in 2024 compared to a $2.3 million loss for the same period in 2023, partially offset by a decrease related to $24.8 million in losses on the remeasurement of the 2025 Secured Notes embedded derivative in 2023, which was derecognized in the second quarter of 2023.

Income tax expense increased by $5.5 million to $7.5 million for the three months ended June 30, 2024, from $2.0 million for the same period in 2023. The increase between periods related to foreign local taxes as well as temporary differences between book and tax and changes in deferred tax assets and liabilities.

Net Income

Net income decreased by $34.3 million to $155.8 million for the three months ended June 30, 2024, from $190.1 million for the same period in 2023. The decrease was primarily due to a $97.9 million increase in other financial loss primarily due to the remeasurement of the warrant liability and a $57.6 million loss on remeasurement of the Private Placement derivative in 2024 compared to a $27.1 million gain for the same period in 2023. These decreases were partially offset by a $77.4 million decrease in net interest expense and a $63.4 million increase in operating income due to the various factors described above.

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenues

Consolidated

Total revenue for the six months ended June 30, 2024 increased by $221.6 million, or 10.6%, to $2,305.4 million from $2,083.8 million for the same period in 2023.

Cruise and land increased by $206.2 million, or 10.6%, to $2,145.8 million for the six months ended June 30, 2024, from $1,939.6 million for the same period in 2023. Onboard and other increased by $15.4 million, or 10.7%, to $159.6 million for the six months ended June 30, 2024, from $144.2 million for the same period in 2023. These increases were primarily due to an increase in PCDs, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively, and higher revenue per PCD. Additionally, we had an earlier season start in 2024 for certain river vessels in Europe beginning in January.

Viking River Segment

Total revenue for our Viking River segment for the six months ended June 30, 2024 increased by $93.9 million, or 9.7%, to $1,057.2 million from $963.3 million for the same period in 2023. The increase was primarily due to higher revenue per PCD and an earlier season start in 2024 for certain river vessels in Europe beginning in January.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the six months ended June 30, 2024 increased by $93.4 million, or 10.1%, to $1,020.9 million from $927.5 million for the same period in 2023. The increase was primarily due to an increase in PCDs, mainly due to additional ship operating days for the Viking Saturn, which was delivered in April 2023.

Operating Costs and Expenses

Commissions and transportation costs increased by $16.4 million, or 3.5%, to $483.5 million for the six months ended June 30, 2024, from $467.1 million for the same period in 2023. The increase was primarily due to an increase in PCDs, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively, and higher revenue. Additionally, we had an earlier season start in 2024 for certain river vessels in Europe beginning in January.

Direct costs of cruise, land and onboard increased by $35.3 million, or 13.9%, to $289.0 million for the six months ended June 30, 2024, from $253.7 million for the same period in 2023. The increase was primarily due to an increase in PCDs as well as an increase in our ancillary services. The increase in PCDs was mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively. Additionally, we had an earlier season start in 2024 for certain river vessels in Europe beginning in January.

Vessel operating increased by $22.0 million, or 3.7%, to $610.1 million for the six months ended June 30, 2024, from $588.1 million for the same period in 2023. The increase was primarily due to an increase in operations, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively. Additionally, we had an earlier season start in 2024 for certain river vessels in Europe beginning in January.

Selling and administration increased by $39.1 million, or 9.7%, to $440.4 million for the six months ended June 30, 2024, from $401.3 million for the same period in 2023. The increase was due to an increase in employee costs and a net increase in selling costs, office and other expenses and professional fees, primarily due to an increase in capacity PCDs for 2024 and future seasons.

Depreciation, amortization and impairment increased by $0.1 million, or 0.1%, to $126.1 million for the six months ended June 30, 2024, from $126.0 million for the same period in 2023.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating income was $356.4 million for the six months ended June 30, 2024, compared to $247.6 million for the same period in 2023.

Non-operating Income (Expense)

Net interest expense decreased by $93.2 million to $184.9 million for the six months ended June 30, 2024, from $278.1 million for the same period in 2023. The decrease was primarily due to non-recurring charges of $48.0 million for the loss on early extinguishment of the 2025 Secured Notes in 2023, a $47.3 million related decrease in interest expense as a result of the extinguished 2025 Secured Notes, a $14.4 million increase in interest income and a $5.0 million net decrease in interest expense related to paydowns of loans and financial liabilities and other interest expense. These decreases were partially offset by a $33.0 million increase in interest expense related to the 2031 VCL Notes and a $3.8 million increase in interest expense related to the debt drawdown upon the delivery of the Viking Saturn in 2023.

Additionally, for the six months ended June 30, 2024 and 2023, the Company recognized a total of $32.0 million and $47.3 million, respectively, in interest expense related to the Series C Preference Shares. Immediately prior to the consummation of the IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement liability was no longer outstanding.

Currency gain (loss) increased by $25.2 million to a gain of $10.2 million for the six months ended June 30, 2024, from a loss of $15.0 million for the same period in 2023. The gain was primarily due to unrealized gains for the €316.6 million Viking Neptune and €316.6 million Viking Saturn loans, which are both payable in euros and adjusted for currency translation, partially offset by realized currency losses due to payments for operating costs and vendor payments incurred in non-U.S. dollar denominations.

Private Placement derivative (loss) gain decreased by $430.5 million to a loss of $364.2 million for the six months ended June 30, 2024, from a gain of $66.3 million for the same period in 2023. The $364.2 million loss on remeasurement of the Private Placement derivative was primarily due to an increase in the fair value of the Series C Private Placement derivative as a result of the increase in the ordinary share price. Immediately prior to the consummation of the IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement derivative was no longer outstanding.

Other financial loss increased by $106.2 million to $146.5 million for the six months ended June 30, 2024, from $40.3 million for the same period in 2023. The increase was primarily due to a $146.7 million loss on the remeasurement of the warrant liability in 2024 compared to a $1.8 million gain for the same period in 2023, partially offset by a decrease related to a $40.6 million in loss on the remeasurement of the 2025 Secured Notes embedded derivative in 2023, which was derecognized in the second quarter of 2023.

Income tax expense increased by $4.3 million to $9.1 million for the six months ended June 30, 2024, from $4.8 million for the same period in 2023.

Net Loss

Net loss increased by $313.8 million to $338.1 million for the six months ended June 30, 2024, from $24.3 million for the same period in 2023. The increase was primarily due to a $364.2 million loss on remeasurement of the Private Placement derivative in 2024 compared to a $66.3 million gain for the same period in 2023 and a $106.2 million increase in other financial loss primarily due to the remeasurement of the warrant liability. These increases were partially offset by a $108.8 million increase in operating income and a $93.2 million decrease in net interest expense due to the various factors described above.

Liquidity and Capital Resources

Liquidity Management

Our liquidity requirements arise primarily from the need to fund working capital and capital expenditures for the expansion, refurbishment and maintenance of our fleet and to repay debt. Historically, we have obtained financing of up to 80% of our newbuild contract prices and issued debt and equity to finance our cash needs and the growth of our business. Additionally, we collect significant deposits from bookings, which are recorded as deferred revenue and are recognized as revenue generally pro rata over the cruise period.

In June 2024, we entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million (as defined below), the proceeds of which will be used by us to finance ongoing working capital requirements and for other general corporate purposes.

As of June 30, 2024, we had $1,842.1 million in cash and cash equivalents and a working capital deficit of $2,580.2 million. The working capital deficit included $3,823.4 million of deferred revenue. We believe existing cash and cash equivalents and cash flows from operations and financing activities will continue to be sufficient to fund our operating activities and cash commitments for at least the next 12 months. Our liquidity requirements depend on a number of factors, many of which are beyond our control, as further described in the “Risk Factors” section of the IPO Prospectus.

On May 3, 2024, we closed the IPO of our ordinary shares. We issued 11,000,000 ordinary shares, at a public offering price of $24.00 per share. We received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In connection with the settlement of the RSUs that vested upon IPO, we withheld 5,171,224 ordinary shares and used $136.4 million of the net proceeds from the IPO to satisfy tax withholding and remittance obligations.

Our liquidity requirements also include operating expenses, which have been impacted by elevated levels of inflation. We closely monitor costs and are cost conscious in managing our operations. We may work with multiple suppliers or source items from different markets to take advantage of cost competition. We may also look for opportunities to thoughtfully substitute lower cost alternatives, without compromising the quality of the guest experience. Where we anticipate elevated costs may be more sustained, we may enter into contracts with suppliers to lock in rates, such as for our river fuel. We are also strategic in the duration of our contracts to provide flexibility to take advantage of cost declines when they occur.

We collect a significant amount of deposits for cruise bookings from our customers well in advance of their cruise dates. Credit card and electronic transfer transactions that process in less than 21 days are classified as cash and cash equivalents. Other credit card receivables and deposits are included in accounts and other receivables and prepaid expenses and other current assets. We rely on multiple credit card processors for collection of customer funds for future cruises. Credit card processors can limit the funds they remit to us if they determine that they need to increase their reserve requirements on credit card processing activities, which could reduce our cash and cash equivalents and negatively impact our liquidity position.

If we cancel sailings, guests generally have the option to receive either a refund in cash for 100% of monies paid to us or a Premium Cruise Voucher with a face value of up to 125% of monies paid. Premium Cruise Vouchers can generally be applied to a new booking for up to two years from the voucher issuance date (or longer, if the expiration date is extended) and any unused Premium Cruise Vouchers are refundable for the original amount paid upon expiration. In addition, in the event of travel uncertainty, we may temporarily update our cancellation policies to give our guests the option to receive a Risk Free Voucher, instead of incurring cancellation penalties. For example, in response to the COVID-19 pandemic, we temporarily updated our cancellation policies for bookings made through June 30, 2022 to give our guests the option to cancel cruises closer to the date of departure and receive Risk Free Vouchers instead of incurring cancellation penalties.

Upon issuance, Premium Cruise Vouchers and Risk Free Vouchers are included in deferred revenue for amounts equal to money paid. We recognize revenue over the cruise period to which Premium Cruise Vouchers or Risk Free Vouchers are applied, with a corresponding decrease to deferred revenue. Expired Premium Cruise Vouchers will be refunded to guests in cash, with a corresponding decrease in deferred revenue. We recognize cruise revenue for Risk Free Vouchers that we estimate will expire unused over the redemption period for these vouchers.

Sources and Uses of Cash

Set forth below is a summary of our cash flows for the six months ended June 30, 2024 and 2023:

	Six Months Ended
	June 30,
(in thousands)	2024	2023
Consolidated Statements of Cash Flows Data
Net cash flow from operating activities	$882,819	$813,449
Net cash flow used in investing activities	(220,833)	(504,502)
Net cash flow used in financing activities	(331,064)	(100,028)
Change in cash and cash equivalents	330,922	208,919
Effect of exchange rate changes on cash and cash equivalents	(2,493)	2,321
Net increase in cash and cash equivalents	$328,429	$211,240

Net Cash Flow from Operating Activities

Net cash flow from operating activities increased by $69.4 million to $882.8 million for the six months ended June 30, 2024, compared to $813.4 million for the same period in 2023. The increase was primarily due to a $108.8 million increase in operating income. Other changes primarily relate to timing differences in cash receipts and payments for various operating assets and liabilities.

Net Cash Flow used in Investing Activities

Net cash flow used in investing activities decreased by $283.7 million to $220.8 million for the six months ended June 30, 2024, compared to $504.5 million for the same period in 2023. The decrease was primarily due to a $267.3 million decrease in capital expenditures and a $16.8 million increase in interest received.

Net Cash Flow used in Financing Activities

Net cash flow used in financing activities increased by $231.0 million to $331.1 million for the six months ended June 30, 2024, compared to $100.0 million for the same period in 2023. The increase was primarily due to $1,022.5 million in lower proceeds from borrowings related to the issuance of the 2031 VCL Notes and the debt drawdown upon the delivery of the Viking Saturn in 2023, $124.1 million in taxes paid related to net share settlement of equity awards in connection with the IPO and $74.0 million in higher loan repayments. These increases were partially offset by a $721.6 million trustee deposit made in June 2023 in connection with the early redemption of the 2025 Secured Notes, $243.9 million in net proceeds from the IPO and $19.3 million in lower interest paid.

Debt Obligations and Material Capital Commitments

The table below summarizes our significant short-term and long-term liquidity and capital resource needs, including principal and interest payments for debt and financial liabilities, shipbuilding obligations and vessel and ship charter obligations, based on contractual undiscounted cash flows as of June 30, 2024, assuming a euro to U.S. dollar exchange rate of 1.10:

	Total	Remainder of 2024	2025-2026	2027-2028	2029 - forward
(in thousands)
Debt obligations	$5,199,563	$101,043	$641,821	$1,835,695	$2,621,004
Interest to be paid	1,583,624	155,954	571,885	463,058	392,727
Shipbuilding obligations	2,858,394	512,888	1,492,456	853,050	—
Vessel charter obligations	237,363	28,548	77,619	71,707	59,489
Total	$9,878,944	$798,433	$2,783,781	$3,223,510	$3,073,220

The table above reflects obligations related to outstanding loan and contracted ship commitments. Debt obligations are presented gross of loan costs of $116.9 million. Our debt obligations mature at various dates through 2035 and bear interest at fixed and variable rates. Future interest on variable rate debt as of June 30, 2024 is calculated based upon interest rates ranging from 6.94% to 8.61%. Shipbuilding obligations include purchase commitments for our newbuilds currently under contract as of June 30, 2024. As we make payments towards our newbuilds, our shipbuilding obligations are reduced. The table above only reflects ship commitments for shipyard newbuilding agreements or amendments that are effective as of June 30, 2024. Vessel and ship charter obligations represent remaining amounts contractually committed for leased vessels and ships, excluding renewal options not yet exercised. Vessel and ship charter obligations include payments for both asset and service components of the charters. Fees for the service components of the Viking Mississippi charter are subject to change based on actual operating expenses.

The table above reflects our shipbuilding obligations before the impact of financing. For our newbuilding activity, we typically finance 80% of the contract amount and fund 20% of the contract amount with cash on hand. The financed portion is typically paid to the shipyard on the ship delivery date, while the 20% that we remit directly to the shipyard is paid at various dates leading up to the ship delivery date based on the shipbuilding contract. We use a variety of instruments to finance our ships, including bank facilities, charter finance agreements or notes, but in each instance the financed portion is secured by the underlying ships. As our fleet grows, we often incur indebtedness for new ships prior to recognizing revenue on the new ships. See Note 10 in the interim condensed consolidated financial statements for further information about our debt obligations.

We have financial maintenance covenants on certain of our river vessel financings that require Viking River Cruises Ltd (“VRC”), as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity, which includes cash and cash equivalents, marketable securities and receivables from credit card processors, equal to or greater than $75.0 million. As of June 30, 2024, VRC and VRC AG were in compliance with these financial maintenance covenants. Additionally, we are required to maintain $6.5 million in a financial liability deposit at all times throughout the charter period as part of the Viking Orion charter agreement.

Newbuilding Program

Newbuilds increase our potential number of berths and Capacity PCDs. Each Longship has 190 berths and certain of our river vessels are Longship-like, but are designed to be able to navigate smaller rivers and have fewer berths. Longships for China Outbound have 182 berths. Each ocean ship has 930 berths and each additional ocean ship will have 998 berths. Each expedition ship has 378 berths. The Viking Mississippi has 386 berths.

We generally have a variety of alternatives to finance our newbuilds. When we acquire options for newbuilds, we have no contractual or financial obligation to the shipyard until a contract for a newbuild is signed with financing conditions fulfilled or waived.

River Newbuilds and Charters

In August 2024, we took delivery of the Viking Hathor.

We are in the process of building five river vessels that will operate in Egypt, the Viking Amun, the Viking Sobek, the Viking Thoth and two additional vessels, and have entered into raw materials agreements for these vessels. We expect these vessels to be delivered between 2024 and 2026.

In 2023, we entered into shipbuilding contracts for the river vessels outlined below, assuming a euro to U.S. dollar exchange rate of 1.10. In 2024, we amended these contracts, which reduced the purchase price of each vessel by €1.5 million ($1.7 million, assuming a euro to U.S. dollar exchange rate of 1.10), changed the timing and amount of our installment payments to the shipyard and accelerated the delivery dates for certain vessels.

In January 2024, we entered into a shipbuilding contract for a Longship-Douro vessel modified for the Douro River for delivery in 2025 for $24.8 million, assuming a euro to U.S. dollar exchange rate of 1.10.

We have obtained financing for all ships, other than the Longship-Douro vessel, as described below.

River Vessels	Number of Vessels	Aggregate Price (in thousands)	Delivery Date
Longships	4	$162,800	2025
Longships-Seine	2	77,606	2025
Longship-Douro	1	24,750	2025
Longships	4	162,800	2026
Total	11	$427,956

In August 2023, we entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships-Seine river vessels scheduled for delivery in 2025 and 2026. Euler Hermes Aktiengesellschaft (“Hermes”), which manages the official export credit guarantee scheme on behalf and for the account of the German Federal Government, has provided guarantees equal to 95% of the loan amounts. The loans are denominated in U.S. dollars and the applicable exchange rate will be based on the prevailing exchange rate two business days prior to the date of drawdown. These loans have a term of 102 months from the date of drawdown and we may select fixed or variable rate financing prior to each drawdown. VRC and VCL issued corporate guarantees for these loans.

We have also secured the following options for additional river vessels:

River Vessels - Options	Number of Vessels	Delivery Date	Option Exercise Date
Longships	4	2027	October 30, 2024
Longships	4	2028	October 30, 2025

In 2023, we entered into a charter agreement for the Viking Tonle, an 80-berth river vessel traveling through Vietnam and Cambodia for the 2025 through 2033 sailing seasons. We have an option to extend the charter for two additional seasons.

Ocean Newbuilds

A summary of the ocean newbuilding program is outlined below, assuming a euro to U.S. dollar exchange rate of 1.10. Each new ocean ship will have 998 berths.

In January 2024, we amended certain shipbuilding contracts to accelerate the delivery dates for Ship XIV, Ship XV and Ship XVI. Ship XIV, Ship XV and Ship XVI are now scheduled to be delivered in the years 2026, 2027 and 2028, respectively. We have obtained financing for all ships, as described below.

Ocean Ships	Price (in thousands)	Delivery Date
Viking Vela	$446,050	2024
Viking Vesta	446,050	2025
Ship XIII	501,523	2026
Ship XIV	501,523	2026
Ship XV	517,000	2027
Ship XVI	517,000	2028
Total	$2,929,146

In 2021 and 2022, we entered into loan agreements to finance the Viking Vela, the Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI. The loan agreements are for up to 80% of each newbuild’s contract price, including certain change orders and 100% of the Export Credit Agency premium, and will be available for drawdown in U.S. dollars. SACE SpA, which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provided the lenders with an insurance policy covering 100% of the principal and interest of the facility amount. The interest rates for the loans are fixed. The loans are due in 12 years through 24 consecutive, semiannual, equal installments, the first of which is due six months after the drawdown at delivery. VCL and Viking Ocean Cruises II Ltd have jointly and severally guaranteed these loans.

We entered into shipbuilding contracts for the ships outlined below, assuming a euro to U.S. dollar exchange rate of 1.10. These shipbuilding contracts will not become effective until certain financing conditions are met. If the financing conditions have not been met by October 31, 2024, these contracts can be terminated by us or the shipyard.

Ocean Ships	Price (in thousands)	Delivery Date
Ship XVII	$567,600	2028
Ship XVIII	567,600	2029
Total	$1,135,200

In 2023, we secured the following options for additional ocean ships:

Ocean Ships - Options	Delivery Date	Option Exercise Date
Ship XIX	2030	May 30, 2025
Ship XX	2030	May 30, 2025

In February 2024, we entered into an accommodation purchase agreement for all cabins on select sailings on the Zhao Shang Yi Dun, which is owned and operated by China Merchants Viking Cruises Limited, a related party, traveling in China for 72 days in the third and fourth quarters of 2024. We have options to extend the agreement for additional select sailings through 2027.

Undrawn Borrowing Facilities

We have obtained SACE Financing for the Viking Vela, the Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI. We have also entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships-Seine scheduled for delivery in 2025 and 2026. VRC and VCL issued corporate guarantees for the two €167.5 million loans. These loan agreements will be drawn down on the delivery of each ship or vessel.

In June 2024, we entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million (the “Revolving Credit Facility”). Loans under the Revolving Credit Facility will be based on either SOFR or a base rate, with such rate ranging from SOFR plus a margin of 1.50% to 2.50% for SOFR loans and from a base rate plus a margin of 0.50% to 1.50% for base rate loans. We will also pay a commitment fee between 0.30% to 0.35%, payable quarterly, on the average daily unused amount of the Revolving Credit Facility. Proceeds from the Revolving Credit Facility will be used to make revolving loans to VRC AG, pursuant to an intercompany revolving loan agreement, the proceeds of which will be used by VRC AG to finance ongoing working capital requirements and for other general corporate purposes. The obligations of VCL under the Revolving Credit Facility are guaranteed by certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the intercompany loan agreement with VRC AG, which is secured by the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. As of June 30, 2024, we had no amounts drawn on the Revolving Credit Facility.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and operating results require our management to make judgments, assumptions and estimates that affect the amounts reported. For a discussion of our significant accounting policies and estimates, refer to the 2023 audited consolidated financial statements included in our Prospectus and Note 2 of this quarterly Report.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

For a discussion of our market risks, refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures about Market Risk section in the IPO Prospectus. There have been no material changes to our exposure to market risks since the date of the IPO Prospectus.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position.

Item 1A. Risk Factors

There have been no material changes to our risk factors since those reported in our final prospectus, dated April 30, 2024, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), on May 2, 2024 in connection with our initial public offering.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On May 3, 2024, we closed the IPO of our ordinary shares. We issued 11,000,000 ordinary shares, at a public offering price of $24.00 per share. The offer and sale of the shares in our IPO were registered under the Securities Act pursuant to a registration statement on Form F-1 (File No. 333-278515), which was declared effective by the SEC on May 3, 2024. We received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In addition, certain existing shareholders sold ordinary shares in the IPO. Immediately prior to the consummation of the IPO, all shares of our then-outstanding preference shares and Series C Preference Shares converted to ordinary shares on a one-for-one basis. Additionally, all outstanding options for non-voting ordinary shares and all outstanding RSUs for non-voting ordinary shares converted to options for ordinary shares and RSUs for ordinary shares, respectively, on a one-for-one basis. All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares.

All RSUs granted by us prior to the IPO were subject to a liquidity vesting condition and some RSUs were also subject to a service condition. Upon the consummation of the IPO, the liquidity condition was satisfied, resulting in the vesting of 16,251,664 outstanding RSUs. Stock based compensation expense for the RSUs vesting at IPO was fully recognized in previous years. In connection with the settlement of the RSUs that vested upon IPO, the Company withheld 5,171,224 ordinary shares and used $136.4 million of the net proceeds from the IPO to satisfy tax withholding and remittance obligations. As a result, the Company issued 11,080,440 ordinary shares in connection with the net settlement of RSUs that vested upon IPO.

There has been no material change in our planned use of proceeds from the IPO as described in our Prospectus.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

Item 6. Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2024

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	Chief Financial Officer